Exhibit 99.2

Financial Highlights

UDR, Inc.
As of End of Fourth Quarter 2017
(Unaudited) [1]

Dollars in thousands, except per share and unit	Actual Results 4Q 2017	Actual Results YTD 2017	Guidance as of December 31, 2017 1Q 2018	Full-Year 2018
GAAP Metrics				
Net income/(loss) attributable to UDR, Inc.	$69,280	$121,558	--	--
Net income/(loss) attributable to common stockholders	$68,356	$117,850	--	--
Income/(loss) per weighted average common share, diluted	$0.25	$0.44	$0.06 to $0.08	$0.26 to $0.30
Per Share Metrics				
FFO per common share and unit, diluted	$0.46	$1.83	$0.46 to $0.48	$1.91 to $1.95
FFO as Adjusted per common share and unit, diluted	$0.48	$1.87	$0.46 to $0.48	$1.91 to $1.95
Adjusted Funds from Operations ("AFFO") per common share and unit, diluted	$0.42	$1.72	$0.44 to $0.46	$1.76 to $1.80
Dividend declared per share and unit	$0.31	$1.24	$0.3225	$1.29 [2]
Same-Store Operating Metrics				
Revenue growth	3.1%	3.7%	--	2.50% - 3.50%
Expense growth	2.9%	3.5%	--	2.50% - 3.50%
NOI growth	3.1%	3.8%	--	2.50% - 3.50%
Physical Occupancy	96.8%	96.8%	--	96.7% - 96.9%

Property Metrics	Homes	Communities	% of Total NOI
Same-Store	36,322	117	79.1%
Stabilized, Non-Mature	3,158	9	7.3%
Acquired Communities	218	1	0.6%
Redevelopment	-	-	-
Development, completed	300	-	0.1%
Non-Residential / Other	N/A	N/A	2.0%
Sold and Held for Disposition	-	-	0.4%
Joint Venture (includes completed JV developments) [3]	7,286	29	10.5%
Sub-total, completed homes	47,284	156	100%
Under Development	801	2	-
Joint Venture Development	533	2	-
Developer Capital Program - West Coast Development JV	1,110	4	-
Total expected homes [3][4]	49,728	164	100%

Balance Sheet Metrics (adjusted for non-recurring items)

	4Q 2017	4Q 2016
Interest Coverage Ratio	4.9x	4.9x
Fixed Charge Coverage Ratio	4.8x	4.8x
Debt as a percentage of Total Assets	33.2%	32.1%
Net Debt-to-EBITDA	5.3x	5.1x



Developer Capital Program - The Portals

Washington, DC

(1) See Attachment 16 for definitions and other terms.

(2) Annualized for 2018.

(3) Joint venture NOI is based on UDR's share. Homes and communities at 100%.

(4) Excludes 822 homes that are part of the Developer Capital Program - Other as described in Attachment 12(B).



Attachment 1

UDR, Inc.
Consolidated Statements of Operations
(Unaudited) [1]

In thousands, except per share amounts	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2017	2016	2017	2016
REVENUES:				
Rental income	$ 250,116	$ 240,081	$ 984,309	$ 948,461
Joint venture management and other fees	2,764	2,927	11,482	11,400
Total revenues	252,880	243,008	995,791	959,861
OPERATING EXPENSES:				
Property operating and maintenance	42,086	40,075	164,660	159,947
Real estate taxes and insurance	30,354	28,726	121,146	115,429
Property management	6,878	6,603	27,068	26,083
Other operating expenses	3,050	2,369	9,060	7,649
Real estate depreciation and amortization	109,401	102,537	430,054	419,615
Acquisition costs	27	152	371	213
General and administrative	11,563	13,104	48,195	49,548
Casualty-related charges/(recoveries), net	586	(1,102)	4,335	732
Other depreciation and amortization	1,648	1,458	6,408	6,023
Total operating expenses	205,593	193,922	811,297	785,239
Operating income	47,287	49,086	184,494	174,622
Income/(loss) from unconsolidated entities [2]	19,666	35,945	31,257	52,234
Interest expense	(30,833)	(29,295)	(119,499)	(121,302)
(Cost)/benefit associated with debt extinguishment and other	(3,378)	-	(9,212)	(1,729)
Total interest expense	(34,211)	(29,295)	(128,711)	(123,031)
Interest income and other income/(expense), net	548	481	1,971	1,930
Income/(loss) before income taxes and gain/(loss) on sale of real estate owned	33,290	56,217	89,011	105,755
Tax (provision)/benefit, net	1,065	3,063	240	3,774
Income/(loss) from continuing operations	34,355	59,280	89,251	109,529
Gain/(loss) on sale of real estate owned, net of tax	41,272	200,466	43,404	210,851
Net income/(loss)	75,627	259,746	132,655	320,380
Net (income)/loss attributable to redeemable noncontrolling interests in the OP and DownREIT Partnership [3]	(6,290)	(22,114)	(10,933)	(27,282)
Net (income)/loss attributable to noncontrolling interests	(57)	(15)	(164)	(380)
Net income/(loss) attributable to UDR, Inc.	69,280	237,617	121,558	292,718
Distributions to preferred stockholders - Series E (Convertible)	(924)	(930)	(3,708)	(3,717)
Net income/(loss) attributable to common stockholders	$ 68,356	$ 236,687	$ 117,850	$ 289,001
Income/(loss) per weighted average common share - basic:	$0.26	$0.89	$0.44	$1.09
Income/(loss) per weighted average common share - diluted:	$0.25	$0.88	$0.44	$1.08
Common distributions declared per share	$0.310	$0.295	$1.24	$1.18
Weighted average number of common shares outstanding - basic	267,270	266,498	267,024	265,386
Weighted average number of common shares outstanding - diluted	269,221	271,551	268,830	267,311

(1) See Attachment 16 for definitions and other terms.

(2) During the three months ended December 31, 2017, UDR recorded a gain on sale of approximately $5.5 million in connection with the sale of Katella Grand I, a West Coast Development JV community in Anaheim, CA and a gain on consolidation of approximately $14.8 million in connection with the acquisition of Steele Creek. For the twelve months ended December 31, 2017, UDR has recorded gains on sale or consolidation of approximately $35.4 million.

(3) Due to the quarterly calculation of noncontrolling interest, the sum of the quarterly amounts will not equal the annual totals.



Attachment 2

UDR, Inc.
Funds From Operations
(Unaudited) (1)

In thousands, except per share and unit amounts	Three Months Ended December 31, 2017	Three Months Ended December 31, 2016	Twelve Months Ended December 31, 2017	Twelve Months Ended December 31, 2016
Net income/(loss) attributable to common stockholders	$ 68,356	$ 236,687	$ 117,850	$ 289,001
Real estate depreciation and amortization	109,401	102,537	430,054	419,615
Noncontrolling interests	6,347	22,129	11,097	27,662
Real estate depreciation and amortization on unconsolidated joint ventures	14,128	13,055	57,102	47,832
Net gain on the sale of unconsolidated depreciable property	(20,850)	(36,385)	(35,363)	(47,848)
Net gain on the sale of depreciable real estate owned	(41,272)	(200,466)	(41,824)	(209,166)
Funds from operations ("FFO") attributable to common stockholders and unitholders, basic	$ 136,110	$ 137,557	$ 538,916	$ 527,096
Distributions to preferred stockholders - Series E (Convertible) (2)	924	930	3,708	3,717
FFO attributable to common stockholders and unitholders, diluted	$ 137,034	$ 138,487	$ 542,624	$ 530,813
FFO per common share and unit, basic	$ 0.47	$ 0.47	$ 1.85	$ 1.81
FFO per common share and unit, diluted	$ 0.46	$ 0.47	$ 1.83	$ 1.80
Weighted average number of common shares and OP/DownREIT Units outstanding - basic	291,911	291,471	291,845	290,516
Weighted average number of common shares, OP/DownREIT Units, and common stock equivalents outstanding - diluted	296,873	296,524	296,672	295,469
Impact of adjustments to FFO:				
Acquisition-related costs/(fees)	$ 27	$ 152	$ 371	$ 213
Cost/(benefit) associated with debt extinguishment and other	3,378	-	9,212	1,729
Long-term incentive plan transition costs	-	274	-	898
Net gain on the sale of non-depreciable real estate owned (3)	-	-	(1,580)	(1,685)
Legal claims, net of tax	-	-	-	(480)
Net loss on sale of unconsolidated land	-	-	-	1,016
Severance costs and other restructuring expense	624	871	624	871
Tax benefit associated with the conversion of certain TRS entities into REITs (4)	-	(2,436)	-	(2,436)
Casualty-related charges/(recoveries), net	647	(1,102)	4,504	732
Casualty-related charges/(recoveries) on unconsolidated joint ventures, net	-	(251)	(881)	(3,752)
	$ 4,676	$ (2,492)	$ 12,250	$ (2,894)
FFO as Adjusted attributable to common stockholders and unitholders, diluted	$ 141,710	$ 135,995	$ 554,874	$ 527,919
FFO as Adjusted per common share and unit, diluted	$ 0.48	$ 0.46	$ 1.87	$ 1.79
Recurring capital expenditures	(15,912)	(15,974)	(46,034)	(47,257)
AFFO attributable to common stockholders and unitholders, diluted	$ 125,798	$ 120,021	$ 508,840	$ 480,662
AFFO per common share and unit, diluted	$ 0.42	$ 0.40	$ 1.72	$ 1.63

(1) See Attachment 16 for definitions and other terms.

(2) Series E preferred shares are dilutive for purposes of calculating FFO per share. Consequently, distributions to Series E preferred stockholders are added to FFO and the weighted average number of shares are included in the denominator when calculating FFO per common share and unit, diluted.

(3) The GAAP gain for the year ended December 31, 2017 and 2016 is $43.4 million and $210.9 million, respectively, of which $1.6 million and $1.7 million is FFO gain related to the sale of land parcels. The FFO gain is backed out for FFO as Adjusted.

(4) During 4Q16, the Company recognized a one-time tax benefit of $2.4 million related to the conversion of certain taxable REIT subsidiary entities into REITs.



Attachment 3

UDR, Inc.
Consolidated Balance Sheets
(Unaudited) [1]

In thousands, except share and per share amounts	December 31, 2017		December 31, 2016
ASSETS			
Real estate owned:			
Real estate held for investment	$ 9,584,716	$	9,271,847
Less: accumulated depreciation	(3,326,312)		(2,923,072)
Real estate held for investment, net	6,258,404		6,348,775
Real estate under development			
(net of accumulated depreciation of $3,854 and $0)	588,636		342,282
Real estate held for disposition			
(net of accumulated depreciation of $0 and $553)	-		1,071
Total real estate owned, net of accumulated depreciation	6,847,040		6,692,128
Cash and cash equivalents	2,038		2,112
Restricted cash	19,792		19,994
Notes receivable, net	19,469		19,790
Investment in and advances to unconsolidated joint ventures, net	720,830		827,025
Other assets	124,104		118,535
Total assets	$ 7,733,273	$	7,679,584
LIABILITIES AND EQUITY			
Liabilities:			
Secured debt	$ 803,269	$	1,130,858
Unsecured debt	2,868,394		2,270,620
Real estate taxes payable	18,349		17,388
Accrued interest payable	33,432		29,257
Security deposits and prepaid rent	31,916		34,238
Distributions payable	91,455		86,936
Accounts payable, accrued expenses, and other liabilities	102,956		103,835
Total liabilities	3,949,771		3,673,132
Redeemable noncontrolling interests in the OP and DownREIT Partnership	948,138		909,482
Equity:			
Preferred stock, no par value; 50,000,000 shares authorized			
2,780,994 shares of 8.00% Series E Cumulative Convertible issued			
and outstanding (2,796,903 shares at December 31, 2016)	46,200		46,457
15,852,721 shares of Series F outstanding (16,196,889 shares			
at December 31, 2016)	1		1
Common stock, $0.01 par value; 350,000,000 shares authorized			
267,822,069 shares issued and outstanding (267,259,469 shares at December 31, 2016)	2,678		2,673
Additional paid-in capital	4,651,205		4,635,413
Distributions in excess of net income	(1,871,603)		(1,585,825)
Accumulated other comprehensive income/(loss), net	(2,681)		(5,609)
Total stockholders' equity	2,825,800		3,093,110
Noncontrolling interests	9,564		3,860
Total equity	2,835,364		3,096,970
Total liabilities and equity	$ 7,733,273	$	7,679,584

(1) See Attachment 16 for definitions and other terms.



Attachment 4(A)

UDR, Inc.
Selected Financial Information
(Unaudited) [(1)]

Common Stock and Equivalents	December 31, 2017	December 31, 2016
Common shares	267,309,552	266,613,508
Restricted shares	512,517	645,961
Total common stock	267,822,069	267,259,469
Stock options, LTIP Units and restricted stock equivalents	1,589,662	1,372,102
Operating and DownREIT Partnership units	22,862,502	23,179,309
Preferred OP units	1,751,671	1,751,671
Convertible preferred Series E stock [(2)]	3,010,843	3,028,068
Total common stock and equivalents	297,036,747	296,590,619

Weighted Average Number of Shares Outstanding	4Q 2017	4Q 2016
Weighted average number of common shares and OP/DownREIT units outstanding - basic	291,910,716	291,470,551
Weighted average number of OP/DownREIT units outstanding	(24,641,143)	(24,972,205)
Weighted average number of common shares outstanding - basic per the Consolidated Statements of Operations	267,269,573	266,498,346
Weighted average number of common shares, OP/DownREIT units, and common stock equivalents outstanding - diluted	296,873,016	296,523,642
Weighted average number of OP/DownREIT units outstanding	(24,641,143)	(24,972,205)
Weighted average number of Series E preferred shares outstanding [(3)]	(3,010,843)	-
Weighted average number of common shares outstanding - diluted per the Consolidated Statements of Operations	269,221,030	271,551,437

	Year-to-Date 2017	Year-to-Date 2016
Weighted average number of common shares and OP/DownREIT units outstanding - basic	291,845,210	290,516,533
Weighted average number of OP/DownREIT units outstanding	(24,821,575)	(25,130,101)
Weighted average number of common shares outstanding - basic per the Consolidated Statements of Operations	267,023,635	265,386,432
Weighted average number of common shares, OP/DownREIT units, and common stock equivalents outstanding - diluted	296,672,361	295,469,117
Weighted average number of OP/DownREIT units outstanding	(24,821,575)	(25,130,101)
Weighted average number of Series E preferred shares outstanding [(3)]	(3,020,565)	(3,028,068)
Weighted average number of common shares outstanding - diluted per the Consolidated Statements of Operations	268,830,221	267,310,948

(1) See Attachment 16 for definitions and other terms.

(2) At December 31, 2017 and December 31, 2016 there were 2,780,994 and 2,796,903 shares of the Series E outstanding, respectively, which is equivalent to 3,010,843 and 3,028,068, shares of common stock if converted (after adjusting for the special dividend paid in 2008).

(3) Series E preferred shares are anti-dilutive for purposes of calculating earnings per share for the three and twelve months ended December 31, 2017 and the twelve months ended December 31, 2016. For the three months ended December 31, 2016, the Series E preferred shares are dilutive.



Attachment 4(B)

UDR, Inc.
Selected Financial Information
(Unaudited) [1]

Debt Structure, In thousands		Balance	% of Total	Weighted Average Interest Rate	Weighted Average Years to Maturity [4]
Secured	Fixed	$ 673,227	18.3%	4.39%	3.9
	Floating	123,733 [2]	3.3%	2.14%	4.2
	Combined	796,960	21.6%	4.04%	4.0
Unsecured	Fixed	2,530,644 [3]	68.7%	3.63%	6.4
	Floating	356,767	9.7%	2.03%	0.5
	Combined	2,887,411	78.4%	3.43%	5.7
Total Debt	Fixed	3,203,871	87.0%	3.79%	5.9
	Floating	480,500	13.0%	2.06%	1.4
	Combined	$ 3,684,371	100.0%	3.56%	5.3
	Total Non-Cash Adjustments [5]	(12,708)			
	Total per Balance Sheet	$ 3,671,663		3.65%	

Debt Maturities, In thousands [6]

	Secured Debt [7]	Unsecured Debt [7]	Revolving Credit Facilities & Comm. Paper [4] [8] [9]	Balance	% of Total	Weighted Average Interest Rate
2018	$ 33,670	$ -	$ 300,000	$ 333,670	9.1%	2.08%
2019	317,095	-	21,767	338,862	9.2%	4.51%
2020	198,076	300,000	-	498,076	13.5%	3.87%
2021	1,117	350,000	-	351,117	9.5%	2.02%
2022	1,157	400,000	-	401,157	10.9%	4.62%
2023	41,245	-	-	41,245	1.1%	3.47%
2024	-	315,644	-	315,644	8.6%	3.99%
2025	127,600	300,000	-	427,600	11.6%	4.26%
2026	50,000	300,000	-	350,000	9.5%	2.99%
2027	-	300,000	-	300,000	8.1%	3.50%
Thereafter	27,000	300,000	-	327,000	8.9%	3.35%
	796,960	2,565,644	321,767	3,684,371	100.0%	3.56%
Total Non-Cash Adjustments [5]	6,309	(19,017)	-	(12,708)		
Total per Balance Sheet	$ 803,269	$ 2,546,627	$ 321,767	$ 3,671,663		3.65%

(1) See Attachment 16 for definitions and other terms.

(2) Includes $114.1 million of debt with a weighted average interest cap of 6.78% on the underlying index.

(3) Includes $315.0 million of floating rate debt that has been fixed using interest rate swaps at a weighted average rate of 1.98%.

(4) The 2018 maturity reflects the $300.0 million of principal outstanding on the Company's unsecured commercial paper program as of December 31, 2017. Under the terms of the program the Company may issue up to a maximum aggregate amount outstanding of $500.0 million. If the commercial paper was refinanced using the line of credit, the weighted average years to maturity would be 5.5 years without extensions and 5.6 years with extensions.

(5) Includes the unamortized balance of fair market value adjustments, premiums/discounts and deferred financing costs.

(6) As of December 31, 2017, UDR's debt maturities with and without extensions are the same.

(7) Includes principal amortization, as applicable.

(8) There are no borrowings outstanding on our $1.1 billion line of credit at December 31, 2017. The facility has a maturity date of January 2020, plus two six-month extension options. The credit facility carries an interest rate equal to LIBOR plus a spread of 90 basis points and a facility fee of 15 basis points, which is not included in the interest rate above.

(9) There is $21.8 million outstanding on our $75.0 million working capital credit facility at December 31, 2017. The facility has a maturity date of January 2019. The working capital credit facility carries an interest rate equal to LIBOR plus a spread of 90 basis points.



Attachment 4(C)

UDR, Inc.
Selected Financial Information
(Dollars in Thousands)
(Unaudited) [1]

Coverage Ratios		Quarter Ended December 31, 2017
Net income/(loss)	$	75,627
Adjustments:		
Interest expense		34,211
Real estate depreciation and amortization		109,401
Real estate depreciation and amortization on unconsolidated joint ventures		14,128
Other depreciation and amortization		1,648
Income tax provision/(benefit), net		(1,065)
EBITDA	$	233,950
Net gain on the sale of depreciable real estate owned		(41,272)
Net gain on the sale of unconsolidated depreciable property		(20,850)
Acquisition-related costs/(fees)		27
Severance costs and other restructuring expense		624
Casualty-related charges/(recoveries), net		647
EBITDA - adjusted for non-recurring items	$	173,126
Annualized EBITDA - adjusted for non-recurring items	$	692,504
Interest expense		34,211
Capitalized interest expense		4,645
Total interest	$	38,856
Costs associated with debt extinguishment		(3,378)
Total interest - adjusted for non-recurring items	$	35,478
Preferred dividends	$	924
Total debt	$	3,671,663
Cash		2,038
Net debt	$	3,669,625
Interest Coverage Ratio - adjusted for non-recurring items		**4.9x**
Fixed Charge Coverage Ratio - adjusted for non-recurring items		**4.8x**
Net Debt-to-EBITDA - adjusted for non-recurring items		**5.3x**

Debt Covenant Overview

Unsecured Line of Credit Covenants [2]

	Required	Actual	Compliance
Maximum Leverage Ratio	≤60.0%	33.8%[2]	Yes
Minimum Fixed Charge Coverage Ratio	≥1.5x	3.7x	Yes
Maximum Secured Debt Ratio	≤40.0%	12.8%	Yes
Minimum Unencumbered Pool Leverage Ratio	≥150.0%	351.9%	Yes

Senior Unsecured Note Covenants [3]

	Required	Actual	Compliance
Debt as a percentage of Total Assets	≤65.0%	33.3%[3]	Yes
Consolidated Income Available for Debt Service to Annual Service Charge	≥1.5x	5.1x	Yes
Secured Debt as a percentage of Total Assets	≤40.0%	7.3%	Yes
Total Unencumbered Assets to Unsecured Debt	≥150.0%	300.3%	Yes

Securities Ratings

	Debt	Preferred	Outlook	Commercial Paper
Moody's Investors Service	Baa1	Baa2	Stable	P-2
Standard & Poor's	BBB+	BBB-	Stable	A-2

Asset Summary	Number of Homes	4Q 2017 NOI [1] ($000s)	% of NOI	Gross Carrying Value ($000s)	% of Total Gross Carrying Value
Unencumbered assets	31,893	$ 146,306	82.3%	$ 8,469,000	83.2%
Encumbered assets	8,105	31,370	17.7%	1,708,206	16.8%
	39,998	$ 177,676	100.0%	$ 10,177,206	100.0%

(1) See Attachment 16 for definitions and other terms.
(2) As defined in our credit agreement dated October 20, 2015.
(3) As defined in our indenture dated November 1, 1995 as amended, supplemented or modified from time to time.



Attachment 5

UDR, Inc.
Operating Information
(Unaudited) [1]

Dollars in thousands	Total Homes	Quarter Ended December 31, 2017	Quarter Ended September 30, 2017	Quarter Ended June 30, 2017	Quarter Ended March 31, 2017	Quarter Ended December 31, 2016
Revenues						
Same-Store Communities	36,322	$ 218,595	$ 218,379	$ 216,779	$ 214,951	$ 212,067
Stabilized, Non-Mature Communities	3,158	20,503	20,296	19,953	19,037	17,209
Acquired Communities	218	1,811	-	-	-	-
Redevelopment Communities	-	-	-	-	-	-
Development Communities	300	1,381	864	192	4	2
Non-Residential / Other [2]	-	6,728	7,481	6,526	6,065	6,590
Total	39,998	$ 249,018	$ 247,020	$ 243,450	$ 240,057	$ 235,868
Expenses						
Same-Store Communities		$ 61,668	$ 63,632	$ 61,047	$ 61,083	$ 59,917
Stabilized, Non-Mature Communities		6,039	6,181	5,945	5,729	5,397
Acquired Communities		631	-	-	-	-
Redevelopment Communities		-	-	-	-	-
Development Communities		1,235	870	473	157	172
Non-Residential / Other [2]		2,489	2,528	2,217	2,490	1,911
Total		$ 72,062	$ 73,211	$ 69,682	$ 69,459	$ 67,397
Net Operating Income						
Same-Store Communities		$ 156,927	$ 154,747	$ 155,732	$ 153,868	$ 152,150
Stabilized, Non-Mature Communities		14,464	14,115	14,008	13,308	11,812
Acquired Communities		1,180	-	-	-	-
Redevelopment Communities		-	-	-	-	-
Development Communities		146	(6)	(281)	(153)	(170)
Non-Residential / Other [2]		4,239	4,953	4,309	3,575	4,679
Total		$ 176,956	$ 173,809	$ 173,768	$ 170,598	$ 168,471
Operating Margin						
Same-Store Communities		71.8%	70.9%	71.8%	71.6%	71.7%
Weighted Average Physical Occupancy						
Same-Store Communities		96.8%	96.7%	96.8%	96.7%	96.8%
Stabilized, Non-Mature Communities		95.6%	95.3%	95.0%	93.9%	86.2%
Acquired Communities		86.7%	-	-	-	-
Redevelopment Communities		-	-	-	-	-
Development Communities		53.4%	51.5%	47.6%	-	-
Other [3]		-	96.0%	94.7%	94.9%	94.7%
Total		96.3%	96.4%	96.6%	96.5%	96.5%
Return on Invested Capital						
Same-Store Communities		7.5%	7.4%	7.5%	7.4%	7.4%
Sold and Held for Disposition Communities						
Revenues		$ 1,098	$ 1,244	$ 1,208	$ 1,214	$ 4,213
Expenses		378	332	353	329	1,404
Net Operating Income/(Loss)		$ 720	$ 912	$ 855	$ 885	$ 2,809
Total	39,998	$ 177,676	$ 174,721	$ 174,623	$ 171,483	$ 171,280

(1) See Attachment 16 for definitions and other terms.
(2) Primarily non-residential revenue and expense and straight-line adjustment for concessions.
(3) Includes occupancy of Sold and Held for Disposition Communities.



Attachment 6

UDR, Inc.
Same-Store Operating Expense Information
(Dollars in Thousands)
(Unaudited) [1]

Year-Over-Year Comparison	% of 4Q 2017 SS Operating Expenses	4Q 2017	4Q 2016	% Change
Real estate taxes [2]	37.7%	$ 23,267	$ 22,167	5.0%
Personnel	24.1%	14,898	14,547	2.4%
Utilities	15.3%	9,422	8,715	8.1%
Repair and maintenance	12.9%	7,944	7,679	3.4%
Administrative and marketing	6.4%	3,929	4,163	-5.6%
Insurance	3.6%	2,208	2,646	-16.6%
Same-Store operating expenses [2]	100.0%	$ 61,668	$ 59,917	2.9%
Same-Store Homes	36,322			

Sequential Comparison	% of 4Q 2017 SS Operating Expenses	4Q 2017	3Q 2017	% Change
Real estate taxes [2]	37.7%	$ 23,267	$ 24,091	-3.4%
Personnel	24.1%	14,898	15,556	-4.2%
Utilities	15.3%	9,422	9,001	4.7%
Repair and maintenance	12.9%	7,944	8,096	-1.9%
Administrative and marketing	6.4%	3,929	4,449	-11.7%
Insurance	3.6%	2,208	2,439	-9.5%
Same-Store operating expenses [2]	100.0%	$ 61,668	$ 63,632	-3.1%
Same-Store Homes	36,322			

Year-to-Date Comparison	% of YTD 2017 SS Operating Expenses	YTD 2017	YTD 2016	% Change
Real estate taxes [2]	38.3%	$ 92,839	$ 86,671	7.1%
Personnel	24.1%	58,503	56,863	2.9%
Utilities	14.8%	35,980	35,199	2.2%
Repair and maintenance	12.5%	30,292	29,965	1.1%
Administrative and marketing	6.7%	16,137	16,061	0.5%
Insurance	3.6%	8,771	9,626	-8.9%
Same-Store operating expenses [2]	100.0%	$ 242,522	$ 234,385	3.5%
Same-Store Homes	35,471			

(1) See Attachment 16 for definitions and other terms.

(2) The year-over-year, sequential and year-to-date comparisons presented above include $366 thousand, $0 and $1.2 million, respectively, of higher New York real estate taxes due to 421 exemption and abatement reductions.



Attachment 7(A)

UDR, Inc.
Apartment Home Breakout
Portfolio Overview as of Quarter Ended
December 31, 2017
(Unaudited) [1]

| | Total Same-Store Homes | Non-Mature Homes | | Total Consolidated Homes | Unconsolidated Joint Venture Operating Homes [4] | Total Homes (incl. JV) [4] |
		Stabilized [2]	Non-Stabil. / Other [3]			
West Region						
San Francisco, CA	2,558	193	-	2,751	602	3,353
Orange County, CA	3,251	1,447	300	4,998	381	5,379
Seattle, WA	2,014	823	-	2,837	224	3,061
Los Angeles, CA	1,225	-	-	1,225	341	1,566
Monterey Peninsula, CA	1,565	-	-	1,565	-	1,565
Other Southern CA	654	-	-	654	571	1,225
Portland, OR	476	-	-	476	-	476
	11,743	**2,463**	**300**	**14,506**	**2,119**	**16,625**
Mid-Atlantic Region						
Metropolitan DC	8,402	-	-	8,402	874	9,276
Richmond, VA	1,358	-	-	1,358	-	1,358
Baltimore, MD	720	-	-	720	379	1,099
	10,480	**-**	**-**	**10,480**	**1,253**	**11,733**
Northeast Region						
New York, NY	1,945	-	-	1,945	710	2,655
Boston, MA	1,548	-	-	1,548	1,302	2,850
Philadelphia, PA	-	-	-	-	290	290
	3,493	**-**	**-**	**3,493**	**2,302**	**5,795**
Southeast Region						
Orlando, FL	2,500	-	-	2,500	-	2,500
Nashville, TN	2,260	-	-	2,260	-	2,260
Tampa, FL	2,287	-	-	2,287	-	2,287
Other Florida	636	-	-	636	-	636
	7,683	**-**	**-**	**7,683**	**-**	**7,683**
Southwest Region						
Dallas, TX	2,040	305	-	2,345	1,130	3,475
Austin, TX	883	390	-	1,273	259	1,532
Denver, CO	-	-	218	218	223	441
	2,923	**695**	**218**	**3,836**	**1,612**	**5,448**
Totals	**36,322**	**3,158**	**518**	**39,998**	**7,286**	**47,284**
Communities	**117**	**9**	**1**	**127**	**29**	**156**

Total Homes (incl. joint ventures) [4]	47,284

Homes in Development, Excluding Completed Homes [5]

Current Pipeline Wholly-Owned	801
Current Pipeline Joint Venture [6]	533

Homes in Developer Capital Program - West Coast Development JV [5]

Current Pipeline Developer Capital Program - West Coast Development JV [6]	1,110
Total expected homes (including development)	**49,728**

(1) See Attachment 16 for definitions and other terms.

(2) Represents homes included in Stabilized, Non-Mature Communities category on Attachment 5.

(3) Represents homes included in Acquired, Development, Redevelopment, Non-Residential/Other and Sold and Held for Disposition Communities categories on Attachment 5. Excludes development homes not yet completed.

(4) Represents joint venture operating homes at 100 percent. See Attachment 12(A) for UDR's joint venture and partnership ownership interests.

(5) See Attachments 9, 12(A) and 12(B) for details of our development communities.

(6) Represents joint venture and Developer Capital Program - West Coast Development JV homes at 100 percent. Excludes 822 homes that are part of the Developer Capital Program - Other. See Attachments 9, 12(A) and 12(B) for UDR's developments and ownership interests.



Attachment 7(B)

UDR, Inc.
Non-Mature Home Summary
Portfolio Overview as of Quarter Ended
December 31, 2017
(Unaudited) (1)

Non-Mature Home Breakout - By Region (includes development homes that have been completed)

Community	Category	# of Homes	Same-Store Date (2)
West Region			
Orange County, CA			
Eight 80 Newport Beach	Stabilized, Non-Mature	1,447	1Q18
The Residences at Pacific City	Development	300 (3)	4Q19
San Francisco, CA			
Edgewater	Stabilized, Non-Mature	193	1Q18
Seattle, WA			
Borgata Apartment Homes	Stabilized, Non-Mature	71	1Q18
Ashton Bellevue	Stabilized, Non-Mature	202	1Q18
Ten20	Stabilized, Non-Mature	129	1Q18
Milehouse	Stabilized, Non-Mature	177	1Q18
CityLine	Stabilized, Non-Mature	244	2Q18
Southwest Region			
Dallas, TX			
Thirty377	Stabilized, Non-Mature	305	1Q19
Austin, TX			
Residences at the Domain	Stabilized, Non-Mature	390	2Q18
Denver, CO			
Steele Creek	Acquisition	218	2Q19
Total		**3,676**	

Non-Mature Home Breakout - By Date (quarter indicates date of Same-Store inclusion)

Date & Community	Category	# of Homes	Region
1Q18			
Borgata Apartment Homes	Stabilized, Non-Mature	71	West
Ashton Bellevue	Stabilized, Non-Mature	202	West
Ten20	Stabilized, Non-Mature	129	West
Milehouse	Stabilized, Non-Mature	177	West
Eight 80 Newport Beach	Stabilized, Non-Mature	1,447	West
Edgewater	Stabilized, Non-Mature	193	West
2Q18			
CityLine	Stabilized, Non-Mature	244	West
Residences at the Domain	Stabilized, Non-Mature	390	Southwest
1Q19			
Thirty377	Stabilized, Non-Mature	305	Southwest
2Q19			
Steele Creek	Acquisition	218	Southwest
4Q19			
The Residences at Pacific City	Development	300 (3)	West
Total		**3,676**	

Summary of Non-Mature Home Activity

	Market	Stabilized, Non-Mature	Acquired	Redevelopment	Development	Held for Disposition	Total
Non-Mature Homes at September 30, 2017		2,853	-	305	208	-	3,366
The Residences at Pacific City	Orange County, CA	-	-	-	92	-	92
Steele Creek	Denver, CO	-	218	-	-	-	218
Thirty377	Dallas, TX	305	-	(305)	-	-	-
Non-Mature Homes at December 31, 2017		**3,158**	**218**	**-**	**300**	**-**	**3,676**

(1) See Attachment 16 for definitions and other terms.
(2) Estimated Same-Store quarter represents the quarter UDR anticipates contributing the community to the QTD Same-Store pool.
(3) 300 homes of 516 total homes have been delivered as of December 31, 2017 as described in Attachment 9.



Attachment 7(C)

UDR, Inc.
Total Revenue Per Occupied Home Summary
Portfolio Overview as of Quarter Ended
December 31, 2017
(Unaudited) [1]

| | Total Same-Store Homes | Non-Mature Homes | | Total Consolidated Homes | Unconsolidated Joint Venture Operating Homes [4] [5] | Total Homes (incl. JV at share) [5] |
		Stabilized [2]	Non-Stabilized [3] [4]			
West Region						
San Francisco, CA	$ 3,441	$ 4,089	$ -	$ 3,485	$ 4,750	$ 3,611
Orange County, CA	2,370	1,928	3,672	2,278	2,320	2,279
Seattle, WA	2,159	2,789	-	2,341	4,119	2,407
Los Angeles, CA	2,739	-	-	2,739	3,729	2,852
Monterey Peninsula, CA	1,700	-	-	1,700	-	1,700
Other Southern CA	1,855	-	-	1,855	3,171	2,256
Portland, OR	1,572	-	-	1,572	-	1,572
Mid-Atlantic Region						
Metropolitan DC	1,979	-	-	1,979	2,823	2,009
Richmond, VA	1,302	-	-	1,302	-	1,302
Baltimore, MD	1,692	-	-	1,692	1,751	1,703
Northeast Region						
New York, NY	4,325	-	-	4,325	4,673	4,379
Boston, MA	2,967	-	-	2,967	2,490	2,827
Philadelphia, PA	-	-	-	-	3,221	3,221
Southeast Region						
Orlando, FL	1,286	-	-	1,286	-	1,286
Nashville, TN	1,264	-	-	1,264	-	1,264
Tampa, FL	1,347	-	-	1,347	-	1,347
Other Florida	1,530	-	-	1,530	-	1,530
Southwest Region						
Dallas, TX	1,241	1,998	-	1,340	1,697	1,408
Austin, TX	1,358	1,690	-	1,458	4,130	1,705
Denver, CO	-	-	3,196	3,196	3,210	3,201
Weighted Average	$ 2,072	$ 2,264	$ 3,397	$ 2,100	$ 3,043	$ 2,176

(1) See Attachment 16 for definitions and other terms.

(2) Represents homes included in Stabilized, Non-Mature Communities category on Attachment 5.

(3) Represents homes included in Acquired, Development, Redevelopment, Non-Residential/Other and Sold and Held for Disposition Communities categories on Attachment 5.

(4) Development revenue per occupied home can be affected by the timing and mix of home deliveries during a quarter and the effects of upfront rental rate concessions on cash-based calculations.

(5) Represents joint ventures at UDR's ownership interests. See Attachment 12(A) for UDR's joint venture and partnership ownership interests.



Attachment 7(D)

UDR, Inc.
Net Operating Income Breakout By Market
December 31, 2017
(Dollars in Thousands)
(Unaudited) [1]



Percent of Total NOI by Region

🟨	West:	43.1%
🟧	Mid-Atlantic:	22.0%
🟥	Northeast:	18.1%
🟦	Southeast:	10.2%
🟩	Southwest:	6.6%

Three Months Ended December 31, 2017

	Same-Store	Non Same-Store [2]	UDR's Share of JVs [2][3]	Total
Net Operating Income	$ 156,927	$ 20,029	$ 20,749	$ 197,705
% of Net Operating Income	79.4%	10.1%	10.5%	100.0%

Three Months Ended December 31, 2017

Region	As a % of NOI Same-Store	As a % of NOI Total	Region	As a % of NOI Same-Store	As a % of NOI Total
West Region			**Northeast Region**		
San Francisco, CA	12.2%	11.8%	New York, NY	10.5%	10.7%
Orange County, CA	11.0%	12.5%	Boston, MA	6.3%	6.7%
Seattle, WA	5.8%	8.0%	Philadelphia, PA	0.0%	0.7%
Los Angeles, CA	5.0%	4.9%		**16.8%**	**18.1%**
Monterey Peninsula, CA	3.7%	2.9%			
Other Southern CA	1.7%	2.2%	**Southeast Region**		
Portland, OR	1.0%	0.8%	Orlando, FL	4.2%	3.3%
	40.4%	**43.1%**	Nashville, TN	3.8%	3.0%
			Tampa, FL	3.8%	3.0%
			Other Florida	1.2%	0.9%
Mid-Atlantic Region				**13.0%**	**10.2%**
Metropolitan DC	21.4%	18.4%	**Southwest Region**		
Richmond, VA	2.5%	2.0%	Dallas, TX	3.0%	3.5%
Baltimore, MD	1.6%	1.6%	Austin, TX	1.3%	2.0%
	25.5%	**22.0%**	Denver, CO	0.0%	1.1%
				4.3%	**6.6%**
			Total	**100.0%**	**100.0%**

(1) See Attachment 16 for definitions and other terms.

(2) Excludes results from Sold and Held for Disposition Communities.

(3) Includes UDR's share of joint venture and partnership NOI on Attachment 12(A) but excludes UDR's share of Developer Capital Program NOI on Attachment 12(B).



Attachment 8(A)

UDR, Inc.
Same-Store Operating Information By Major Market
Current Quarter vs. Prior Year Quarter
December 31, 2017
(Unaudited) [1]

	Total Same-Store Homes	% of Same-Store Portfolio Based on 4Q 2017 NOI	Same-Store					
			Physical Occupancy			Total Revenue per Occupied Home		
			4Q 17	4Q 16	Change	4Q 17	4Q 16	Change
West Region								
San Francisco, CA	2,558	12.2%	**96.4%**	96.4%	0.0%	$ **3,441**	$ 3,342	3.0%
Orange County, CA	3,251	11.0%	**95.9%**	95.8%	0.1%	**2,370**	2,293	3.4%
Seattle, WA	2,014	5.8%	**96.7%**	96.8%	-0.1%	**2,159**	2,048	5.4%
Los Angeles, CA	1,225	5.0%	**95.9%**	95.7%	0.2%	**2,739**	2,641	3.7%
Monterey Peninsula, CA	1,565	3.7%	**96.4%**	96.4%	0.0%	**1,700**	1,571	8.2%
Other Southern CA	654	1.7%	**95.9%**	96.6%	-0.7%	**1,855**	1,741	6.5%
Portland, OR	476	1.0%	**97.1%**	96.5%	0.6%	**1,572**	1,516	3.7%
	11,743	**40.4%**	**96.3%**	**96.3%**	**0.0%**	**2,455**	**2,354**	**4.3%**
Mid-Atlantic Region								
Metropolitan DC	8,402	21.4%	**97.3%**	97.0%	0.3%	**1,979**	1,949	1.5%
Richmond, VA	1,358	2.5%	**97.5%**	96.5%	1.0%	**1,302**	1,273	2.3%
Baltimore, MD	720	1.6%	**96.5%**	97.4%	-0.9%	**1,692**	1,698	-0.4%
	10,480	**25.5%**	**97.3%**	**97.0%**	**0.3%**	**1,872**	**1,844**	**1.5%**
Northeast Region								
New York, NY	1,945	10.5%	**97.7%**	97.5%	0.2%	**4,325**	4,236	2.1%
Boston, MA	1,548	6.3%	**96.3%**	96.7%	-0.4%	**2,967**	2,907	2.1%
	3,493	**16.8%**	**97.1%**	**97.1%**	**0.0%**	**3,728**	**3,650**	**2.1%**
Southeast Region								
Orlando, FL	2,500	4.2%	**97.0%**	97.1%	-0.1%	**1,286**	1,209	6.4%
Nashville, TN	2,260	3.8%	**96.2%**	97.7%	-1.5%	**1,264**	1,226	3.1%
Tampa, FL	2,287	3.8%	**97.0%**	96.6%	0.4%	**1,347**	1,308	3.0%
Other Florida	636	1.2%	**95.8%**	97.3%	-1.5%	**1,530**	1,474	3.8%
	7,683	**13.0%**	**96.7%**	**97.1%**	**-0.4%**	**1,318**	**1,265**	**4.1%**
Southwest Region								
Dallas, TX	2,040	3.0%	**96.5%**	96.9%	-0.4%	**1,241**	1,178	5.3%
Austin, TX	883	1.3%	**96.8%**	96.5%	0.3%	**1,358**	1,357	0.1%
	2,923	**4.3%**	**96.6%**	**96.8%**	**-0.2%**	**1,276**	**1,232**	**3.6%**
Total/Weighted Avg.	**36,322**	**100.0%**	**96.8%**	**96.8%**	**0.0%**	$ **2,072**	$ **2,010**	**3.1%**

(1) See Attachment 16 for definitions and other terms.



Attachment 8(B)

UDR, Inc.
Same-Store Operating Information By Major Market
Current Quarter vs. Prior Year Quarter
December 31, 2017
(Unaudited) (1)

	Total Same-Store Homes	Same-Store ($000s) Revenues 4Q 17	Revenues 4Q 16	Revenues Change	Expenses 4Q 17	Expenses 4Q 16	Expenses Change	Net Operating Income 4Q 17	Net Operating Income 4Q 16	Net Operating Income Change
West Region										
San Francisco, CA	2,558	$ 25,458	$ 24,722	3.0%	$ 6,266	$ 5,912	6.0%	$ 19,192	$ 18,810	2.0%
Orange County, CA	3,251	22,170	21,422	3.5%	4,995	4,932	1.3%	17,175	16,490	4.2%
Seattle, WA	2,014	12,613	11,979	5.3%	3,498	3,253	7.5%	9,115	8,726	4.5%
Los Angeles, CA	1,225	9,652	9,287	3.9%	1,739	2,573	-32.4%	7,913	6,714	17.8%
Monterey Peninsula, CA	1,565	7,694	7,111	8.2%	1,883	1,763	6.8%	5,811	5,348	8.7%
Other Southern CA	654	3,491	3,300	5.8%	899	865	3.9%	2,592	2,435	6.4%
Portland, OR	476	2,180	2,089	4.4%	554	569	-2.6%	1,626	1,520	7.0%
	11,743	**83,258**	**79,910**	**4.2%**	**19,834**	**19,867**	**-0.2%**	**63,424**	**60,043**	**5.6%**
Mid-Atlantic Region										
Metropolitan DC	8,402	48,541	47,642	1.9%	14,882	14,097	5.6%	33,659	33,545	0.3%
Richmond, VA	1,358	5,173	5,003	3.4%	1,237	1,395	-11.4%	3,936	3,608	9.1%
Baltimore, MD	720	3,526	3,572	-1.3%	966	1,011	-4.4%	2,560	2,561	-0.1%
	10,480	**57,240**	**56,217**	**1.8%**	**17,085**	**16,503**	**3.5%**	**40,155**	**39,714**	**1.1%**
Northeast Region										
New York, NY	1,945	24,654	24,098	2.3%	8,212	7,312	12.3%	16,442	16,786	-2.0%
Boston, MA	1,548	13,268	13,055	1.6%	3,388	3,557	-4.7%	9,880	9,498	4.0%
	3,493	**37,922**	**37,153**	**2.1%**	**11,600**	**10,869**	**6.7%**	**26,322**	**26,284**	**0.1%**
Southeast Region										
Orlando, FL	2,500	9,357	8,804	6.3%	2,789	2,649	5.3%	6,568	6,155	6.7%
Nashville, TN	2,260	8,245	8,119	1.6%	2,274	2,151	5.7%	5,971	5,968	0.1%
Tampa, FL	2,287	8,967	8,671	3.4%	3,019	2,922	3.3%	5,948	5,749	3.5%
Other Florida	636	2,796	2,736	2.2%	988	1,007	-1.9%	1,808	1,729	4.6%
	7,683	**29,365**	**28,330**	**3.7%**	**9,070**	**8,729**	**3.9%**	**20,295**	**19,601**	**3.5%**
Southwest Region										
Dallas, TX	2,040	7,327	6,988	4.9%	2,654	2,550	4.1%	4,673	4,438	5.3%
Austin, TX	883	3,483	3,469	0.4%	1,425	1,399	1.8%	2,058	2,070	-0.6%
	2,923	**10,810**	**10,457**	**3.4%**	**4,079**	**3,949**	**3.3%**	**6,731**	**6,508**	**3.4%**
Total	**36,322**	**$ 218,595**	**$ 212,067**	**3.1%**	**$ 61,668**	**$ 59,917**	**2.9%**	**$ 156,927**	**$ 152,150**	**3.1%**

(1) See Attachment 16 for definitions and other terms.



Attachment 8(C)

UDR, Inc.
Same-Store Operating Information By Major Market
Current Quarter vs. Last Quarter
December 31, 2017
(Unaudited) [1]

	Total Same-Store Homes	Same-Store					
		Physical Occupancy			Total Revenue per Occupied Home		
		4Q 17	3Q 17	Change	4Q 17	3Q 17	Change
West Region							
San Francisco, CA	2,558	**96.4%**	96.4%	0.0%	$ **3,441**	$ 3,443	-0.1%
Orange County, CA	3,251	**95.9%**	96.1%	-0.2%	**2,370**	2,377	-0.3%
Seattle, WA	2,014	**96.7%**	96.6%	0.1%	**2,159**	2,151	0.4%
Los Angeles, CA	1,225	**95.9%**	96.0%	-0.1%	**2,739**	2,713	1.0%
Monterey Peninsula, CA	1,565	**96.4%**	96.7%	-0.3%	**1,700**	1,672	1.7%
Other Southern CA	654	**95.9%**	96.4%	-0.5%	**1,855**	1,822	1.8%
Portland, OR	476	**97.1%**	97.3%	-0.2%	**1,572**	1,537	2.3%
	11,743	**96.3%**	**96.4%**	**-0.1%**	**2,455**	**2,446**	**0.4%**
Mid-Atlantic Region							
Metropolitan DC	8,402	**97.3%**	96.9%	0.4%	**1,979**	1,980	-0.1%
Richmond, VA	1,358	**97.5%**	97.7%	-0.2%	**1,302**	1,297	0.4%
Baltimore, MD	720	**96.5%**	96.8%	-0.3%	**1,692**	1,694	-0.1%
	10,480	**97.3%**	**97.0%**	**0.3%**	**1,872**	**1,871**	**0.0%**
Northeast Region							
New York, NY	1,945	**97.7%**	97.7%	0.0%	**4,325**	4,348	-0.5%
Boston, MA	1,548	**96.3%**	96.5%	-0.2%	**2,967**	2,985	-0.6%
	3,493	**97.1%**	**97.2%**	**-0.1%**	**3,728**	**3,748**	**-0.5%**
Southeast Region							
Orlando, FL	2,500	**97.0%**	96.9%	0.1%	**1,286**	1,270	1.3%
Nashville, TN	2,260	**96.2%**	96.6%	-0.4%	**1,264**	1,261	0.2%
Tampa, FL	2,287	**97.0%**	97.2%	-0.2%	**1,347**	1,352	-0.4%
Other Florida	636	**95.8%**	96.1%	-0.3%	**1,530**	1,524	0.4%
	7,683	**96.7%**	**96.8%**	**-0.1%**	**1,318**	**1,313**	**0.4%**
Southwest Region							
Dallas, TX	2,040	**96.5%**	95.8%	0.7%	**1,241**	1,244	-0.2%
Austin, TX	883	**96.8%**	97.0%	-0.2%	**1,358**	1,371	-0.9%
	2,923	**96.6%**	**96.2%**	**0.4%**	**1,276**	**1,283**	**-0.5%**
Total/Weighted Avg.	**36,322**	**96.8%**	**96.7%**	**0.1%**	$ **2,072**	$ **2,072**	**0.0%**

(1) See Attachment 16 for definitions and other terms.



Attachment 8(D)

UDR, Inc.
Same-Store Operating Information By Major Market
Current Quarter vs. Last Quarter
December 31, 2017
(Unaudited) [1]

	Total Same-Store Homes	Same-Store ($000s)								
		Revenues			Expenses			Net Operating Income		
		4Q 17	3Q 17	Change	4Q 17	3Q 17	Change	4Q 17	3Q 17	Change
West Region										
San Francisco, CA	2,558	$ 25,458	$ 25,468	0.0%	$ 6,266	$ 6,081	3.0%	$ 19,192	$ 19,387	-1.0%
Orange County, CA	3,251	22,170	22,276	-0.5%	4,995	5,304	-5.8%	17,175	16,972	1.2%
Seattle, WA	2,014	12,613	12,554	0.5%	3,498	3,542	-1.2%	9,115	9,012	1.1%
Los Angeles, CA	1,225	9,652	9,571	0.8%	1,739	2,696	-35.5%	7,913	6,875	15.1%
Monterey Peninsula, CA	1,565	7,694	7,592	1.3%	1,883	1,941	-3.0%	5,811	5,651	2.8%
Other Southern CA	654	3,491	3,447	1.3%	899	915	-1.7%	2,592	2,532	2.4%
Portland, OR	476	2,180	2,135	2.1%	554	537	3.2%	1,626	1,598	1.8%
	11,743	83,258	83,043	0.3%	19,834	21,016	-5.6%	63,424	62,027	2.3%
Mid-Atlantic Region										
Metropolitan DC	8,402	48,541	48,356	0.4%	14,882	15,189	-2.0%	33,659	33,167	1.5%
Richmond, VA	1,358	5,173	5,163	0.2%	1,237	1,301	-4.9%	3,936	3,862	1.9%
Baltimore, MD	720	3,526	3,542	-0.5%	966	1,092	-11.5%	2,560	2,450	4.5%
	10,480	57,240	57,061	0.3%	17,085	17,582	-2.8%	40,155	39,479	1.7%
Northeast Region										
New York, NY	1,945	24,654	24,785	-0.5%	8,212	8,486	-3.2%	16,442	16,299	0.9%
Boston, MA	1,548	13,268	13,377	-0.8%	3,388	3,576	-5.3%	9,880	9,801	0.8%
	3,493	37,922	38,162	-0.6%	11,600	12,062	-3.8%	26,322	26,100	0.9%
Southeast Region										
Orlando, FL	2,500	9,357	9,233	1.3%	2,789	2,740	1.8%	6,568	6,493	1.1%
Nashville, TN	2,260	8,245	8,256	-0.1%	2,274	1,873	21.4%	5,971	6,383	-6.4%
Tampa, FL	2,287	8,967	9,014	-0.5%	3,019	2,993	0.9%	5,948	6,021	-1.2%
Other Florida	636	2,796	2,794	0.1%	988	979	0.9%	1,808	1,815	-0.4%
	7,683	29,365	29,297	0.2%	9,070	8,585	5.7%	20,295	20,712	-2.0%
Southwest Region										
Dallas, TX	2,040	7,327	7,294	0.5%	2,654	2,915	-9.0%	4,673	4,379	6.7%
Austin, TX	883	3,483	3,522	-1.1%	1,425	1,472	-3.2%	2,058	2,050	0.4%
	2,923	10,810	10,816	-0.1%	4,079	4,387	-7.0%	6,731	6,429	4.7%
Total	36,322	$ 218,595	$ 218,379	0.1%	$ 61,668	$ 63,632	-3.1%	$ 156,927	$ 154,747	1.4%

(1) See Attachment 16 for definitions and other terms.



Attachment 8(E)

UDR, Inc.
Same-Store Operating Information By Major Market
Current Year-to-Date vs. Prior Year-to-Date
December 31, 2017
(Unaudited) [1]

| | Total Same-Store Homes | % of Same-Store Portfolio Based on YTD 2017 NOI | Same-Store | | | | | |
| | | | Physical Occupancy | | | Total Revenue per Occupied Home | | |
			YTD 17	YTD 16	Change	YTD 17	YTD 16	Change
West Region								
San Francisco, CA	2,558	12.7%	96.7%	96.2%	0.5%	$ 3,414	$ 3,345	2.1%
Orange County, CA	3,251	11.1%	95.9%	96.0%	-0.1%	2,360	2,258	4.5%
Seattle, WA	2,014	5.9%	96.7%	96.6%	0.1%	2,123	2,002	6.0%
Los Angeles, CA	1,225	4.7%	95.7%	95.3%	0.4%	2,709	2,629	3.0%
Monterey Peninsula, CA	1,565	3.7%	96.8%	96.7%	0.1%	1,641	1,512	8.5%
Other Southern CA	654	1.7%	96.0%	96.2%	-0.2%	1,804	1,701	6.1%
Portland, OR	476	1.1%	97.2%	97.1%	0.1%	1,542	1,476	4.5%
	11,743	**40.9%**	**96.4%**	**96.2%**	**0.2%**	**2,425**	**2,326**	**4.3%**
Mid-Atlantic Region								
Metropolitan DC	7,551	19.8%	97.1%	96.6%	0.5%	1,988	1,945	2.2%
Richmond, VA	1,358	2.6%	97.6%	96.6%	1.0%	1,290	1,270	1.6%
Baltimore, MD	720	1.6%	96.6%	96.9%	-0.3%	1,691	1,690	0.1%
	9,629	**24.0%**	**97.1%**	**96.6%**	**0.5%**	**1,867**	**1,831**	**2.0%**
Northeast Region								
New York, NY	1,945	11.1%	97.7%	97.3%	0.4%	4,333	4,249	2.0%
Boston, MA	1,548	6.4%	96.3%	96.3%	0.0%	2,958	2,856	3.6%
	3,493	**17.5%**	**97.1%**	**96.8%**	**0.3%**	**3,729**	**3,638**	**2.5%**
Southeast Region								
Orlando, FL	2,500	4.3%	96.9%	96.8%	0.1%	1,260	1,188	6.1%
Nashville, TN	2,260	3.9%	96.7%	97.6%	-0.9%	1,255	1,197	4.8%
Tampa, FL	2,287	3.9%	97.0%	96.7%	0.3%	1,344	1,290	4.2%
Other Florida	636	1.2%	96.3%	96.4%	-0.1%	1,517	1,483	2.3%
	7,683	**13.3%**	**96.8%**	**97.0%**	**-0.2%**	**1,305**	**1,245**	**4.8%**
Southwest Region								
Dallas, TX	2,040	3.0%	96.5%	96.9%	-0.4%	1,226	1,158	5.9%
Austin, TX	883	1.3%	97.1%	96.8%	0.3%	1,363	1,347	1.2%
	2,923	**4.3%**	**96.7%**	**96.8%**	**-0.1%**	**1,268**	**1,215**	**4.3%**
Total/Weighted Avg.	**35,471**	**100.0%**	**96.8%**	**96.6%**	**0.2%**	**$ 2,064**	**$ 1,994**	**3.5%**

(1) See Attachment 16 for definitions and other terms.



Attachment 8(F)

UDR, Inc.
Same-Store Operating Information By Major Market
Current Year-to-Date vs. Prior Year-to-Date
December 31, 2017
(Unaudited) [1]

	Total Same-Store Homes	Same-Store ($000s)								
		Revenues			Expenses			Net Operating Income		
		YTD 17	YTD 16	Change	YTD 17	YTD 16	Change	YTD 17	YTD 16	Change
West Region										
San Francisco, CA	2,558	$ 101,330	$ 98,783	2.6%	$ 24,168	$ 23,432	3.1%	$ 77,162	$ 75,351	2.4%
Orange County, CA	3,251	88,279	84,567	4.4%	20,545	19,273	6.6%	67,734	65,294	3.7%
Seattle, WA	2,014	49,611	46,728	6.2%	13,803	12,815	7.7%	35,808	33,913	5.6%
Los Angeles, CA	1,225	38,115	36,831	3.5%	9,514	10,290	-7.5%	28,601	26,541	7.8%
Monterey Peninsula, CA	1,565	29,832	27,450	8.7%	7,389	7,045	4.9%	22,443	20,405	10.0%
Other Southern CA	654	13,595	12,842	5.9%	3,506	3,387	3.5%	10,089	9,455	6.7%
Portland, OR	476	8,560	8,189	4.5%	2,135	2,077	2.8%	6,425	6,112	5.1%
	11,743	**329,322**	**315,390**	**4.4%**	**81,060**	**78,319**	**3.5%**	**248,262**	**237,071**	**4.7%**
Mid-Atlantic Region										
Metropolitan DC	7,551	174,915	170,275	2.7%	54,755	54,473	0.5%	120,160	115,802	3.8%
Richmond, VA	1,358	20,520	19,988	2.7%	4,997	5,348	-6.6%	15,523	14,640	6.0%
Baltimore, MD	720	14,113	14,145	-0.2%	4,169	4,045	3.1%	9,944	10,100	-1.5%
	9,629	**209,548**	**204,408**	**2.5%**	**63,921**	**63,866**	**0.1%**	**145,627**	**140,542**	**3.6%**
Northeast Region										
New York, NY	1,945	98,815	96,487	2.4%	31,573	28,310	11.5%	67,242	68,177	-1.4%
Boston, MA	1,548	52,921	51,086	3.6%	13,690	13,258	3.3%	39,231	37,828	3.7%
	3,493	**151,736**	**147,573**	**2.8%**	**45,263**	**41,568**	**8.9%**	**106,473**	**106,005**	**0.4%**
Southeast Region										
Orlando, FL	2,500	36,640	34,497	6.2%	10,818	10,498	3.1%	25,822	23,999	7.6%
Nashville, TN	2,260	32,907	31,684	3.9%	9,167	8,972	2.2%	23,740	22,712	4.5%
Tampa, FL	2,287	35,769	34,223	4.5%	11,853	11,624	2.0%	23,916	22,599	5.8%
Other Florida	636	11,151	10,914	2.2%	3,903	3,865	1.0%	7,248	7,049	2.8%
	7,683	**116,467**	**111,318**	**4.6%**	**35,741**	**34,959**	**2.2%**	**80,726**	**76,359**	**5.7%**
Southwest Region										
Dallas, TX	2,040	28,965	27,460	5.5%	10,589	9,938	6.6%	18,376	17,522	4.9%
Austin, TX	883	14,027	13,813	1.6%	5,948	5,735	3.7%	8,079	8,078	0.0%
	2,923	**42,992**	**41,273**	**4.2%**	**16,537**	**15,673**	**5.5%**	**26,455**	**25,600**	**3.3%**
Total	**35,471**	**$ 850,065**	**$ 819,962**	**3.7%**	**$ 242,522**	**$ 234,385**	**3.5%**	**$ 607,543**	**$ 585,577**	**3.8%**

(1) See Attachment 16 for definitions and other terms.



Attachment 8(G)

UDR, Inc.
Same-Store Operating Information By Major Market
December 31, 2017
(Unaudited) [1]

	Effective Blended Lease Rate Growth	Effective New Lease Rate Growth	Effective Renewal Lease Rate Growth	Annualized Turnover [2][3]			
	4Q 2017	4Q 2017	4Q 2017	4Q 2017	4Q 2016	YTD 2017	YTD 2016
West Region							
San Francisco, CA	2.2%	-0.5%	4.9%	49.5%	46.1%	54.8%	57.3%
Orange County, CA	1.7%	-0.1%	4.1%	49.3%	46.6%	56.3%	55.5%
Seattle, WA	2.7%	-0.7%	6.3%	43.1%	45.5%	54.6%	53.8%
Los Angeles, CA	2.6%	2.0%	3.4%	39.8%	36.6%	48.3%	52.0%
Monterey Peninsula, CA	3.8%	1.3%	7.1%	52.0%	53.0%	51.2%	55.3%
Other Southern CA	3.3%	2.3%	5.2%	56.4%	52.2%	57.5%	55.8%
Portland, OR	0.1%	-5.6%	5.0%	33.3%	43.3%	47.1%	57.6%
Mid-Atlantic Region							
Metropolitan DC	0.6%	-2.3%	3.7%	33.4%	35.2%	44.7%	45.0%
Richmond, VA	2.1%	-1.2%	5.3%	40.0%	50.2%	48.2%	53.9%
Baltimore, MD	-0.3%	-3.0%	3.8%	44.1%	38.6%	57.8%	54.9%
Northeast Region							
New York, NY	1.7%	-0.8%	3.5%	22.8%	23.7%	38.2%	38.0%
Boston, MA	2.6%	-0.5%	5.4%	37.7%	35.1%	48.4%	46.4%
Southeast Region							
Orlando, FL	5.0%	3.9%	6.5%	45.9%	46.8%	51.6%	53.6%
Nashville, TN	1.4%	-1.3%	4.9%	47.6%	41.8%	53.3%	51.6%
Tampa, FL	3.4%	1.2%	5.6%	42.7%	45.3%	52.5%	55.5%
Other Florida	4.6%	2.3%	6.7%	39.3%	39.9%	39.6%	44.0%
Southwest Region							
Dallas, TX	1.6%	-0.9%	4.8%	46.7%	45.9%	55.2%	55.3%
Austin, TX	-0.3%	-3.8%	4.1%	35.5%	47.6%	43.9%	52.1%
Total/Weighted Avg.	**1.9%**	**-0.5%**	**4.7%**	**41.2%**	**41.6%**	**49.8%**	**50.9%**
4Q 2016 Weighted Avg. Lease Rate Growth [3]	**2.4%**	**0.0%**	**5.1%**				
4Q 2017 Percentage of Total Repriced Homes		**52.8%**	**47.2%**				

(1) See Attachment 16 for definitions and other terms.
(2) 4Q17 same-store home count: 36,322. YTD 2017 same-store home count: 35,471.
(3) 4Q16 same-store home count: 32,265. YTD 2016 same-store home count: 31,930.



Attachment 9

UDR, Inc.
Development Summary
December 31, 2017
(Dollars in Thousands)
(Unaudited) (1) (2)

Wholly-Owned

Community	Location	# of Homes	Compl. Homes	Cost to Date	Budgeted Cost	Est. Cost per Home	Project Debt	Schedule Start	Initial Occ.	Compl.	Percentage Leased	Occupied
Projects Under Construction												
The Residences at Pacific City	Huntington Beach, CA	516	300	$ 331,129	$ 350,000	$ 678	$ -	2Q15	2Q17	1Q18	36.6%	30.6%
345 Harrison Street	Boston, MA	585	-	261,361	366,500	626 (3)	-	1Q16	3Q18	1Q19	-	-
Total Under Construction		**1,101**	**300**	**$ 592,490**	**$ 716,500**	**$ 651**	**$ -**					
Completed Projects, Non-Stabilized												
N/A	N/A	-	-	$ -	$ -	$ -	$ -	N/A	N/A	N/A	-	-
Total Completed		**-**	**-**	**$ -**	**$ -**	**$ -**	**$ -**					
Total - Wholly Owned		**1,101**	**300**	**$ 592,490**	**$ 716,500**	**$ 651**	**$ -**					

Net Operating Income From Wholly-Owned Projects

	4Q 17
Projects Under Construction	$ 146
Completed, Non-Stabilized	-
Total	**$ 146**

UDR's Capitalized Interest

	4Q 17
	$ 3,608

Unconsolidated Joint Ventures and Partnerships (4)

Community	Location	Own. Interest	# of Homes	Compl. Homes	Cost to Date (5)	Budgeted Cost	Project Debt (6)	Schedule Start	Initial Occ.	Compl.	Percentage Leased	Occupied
Projects Under Construction												
Vision on Wilshire (7)	Los Angeles, CA	50%	150	-	$ 105,472	$ 129,000 (8)	$ 30,556	2Q16	2Q18	2Q18	-	-
Vitruvian West	Addison, TX	50%	383	-	38,765	59,000	7,751	4Q16	1Q18	4Q18	12.8%	-
Total Under Construction			**533**	**-**	**$ 144,237**	**$ 188,000**	**$ 38,307**					
Completed Projects, Non-Stabilized												
3033 Wilshire	Los Angeles, CA	50%	190	190	$ 107,611	$ 108,000 (9)	$ 58,513	4Q14	4Q16	4Q16	94.2%	94.2%
Total Completed, Non-Stabilized			**190**	**190**	**$ 107,611**	**$ 108,000**	**$ 58,513**					
Total - Unconsolidated Joint Ventures and Partnerships			**723**	**190**	**$ 251,848**	**$ 296,000**	**$ 96,820**					

UDR's Share of Net Operating Income From Unconsolidated Joint Venture Projects

	4Q 17
Projects Under Construction	$ (14)
Completed, Non-Stabilized	474
Total	**$ 460**

UDR's Capitalized Interest

	4Q 17
	$ 516

Projected Weighted Average Stabilized Yield on Development Projects Over Respective Market Cap Rates: **150-200 bps**

(1) See Attachment 16 for definitions and other terms.
(2) The development summary above includes all communities under development that UDR wholly owns or owns an interest in through an unconsolidated joint venture.
(3) Includes 35,200 square feet of retail space.
(4) Unconsolidated developments are presented at 100%.
(5) Cost to Date includes land using the fair value established at joint venture formation versus historical cost and excludes UDR outside basis differences.
(6) Debt balances are presented net of deferred financing costs.
(7) Formerly known as Crescent Heights.
(8) Includes 6,000 square feet of retail space.
(9) Includes 5,500 square feet of retail space.



Attachment 10

UDR, Inc.
Redevelopment Summary
December 31, 2017
(Dollars in Thousands)
(Unaudited) [1]

Wholly-Owned

Community	Location	# of Homes	Sched. Redev. Homes	Compl. Homes	Cost to Date	Budgeted Cost [2]	Est. Cost per Home	Schedule			Same-Store [3]	Percentage	
								Acq.	Start	Compl.		Leased	Occupied
Projects in Redevelopment													
N/A	N/A	-	-	-	$ -	$ -	$ -	N/A	N/A	N/A	N/A	-	-
Total		-	-	-	$ -	$ -	$ -						

UDR's Capitalized Interest

4Q 17
$ -

Projected Weighted Average Return on Incremental Capital Invested: **N/A**

(1) See Attachment 16 for definitions and other terms.
(2) Represents UDR's incremental capital invested in the projects.
(3) Estimated Same-Store quarter represents the quarter UDR anticipates contributing the community to the QTD same-store pool.



Attachment 11

UDR, Inc.
Land Summary
December 31, 2017
(Dollars in Thousands)
(Unaudited) [1]

Parcel	Location	UDR Ownership Interest	Real Estate Cost Basis		UDR's Share Cost Basis		Entitlements	Design Development	Hold for Future Development
								Status Update [2]	
Wholly-Owned									
7 Harcourt [3]	Boston, MA	100%	$	7,285	$	7,285	Complete	In Process	
Vitruvian Park®	Addison, TX	100%		13,616		13,616	Complete		In Process
Dublin Land	Dublin, CA	100%		12,362		12,362	In Process	In Process	
Total			$	**33,263**	$	**33,263**			

Unconsolidated Joint Ventures and Partnerships			Real Estate Cost Basis		UDR's Share Cost Basis				
UDR/MetLife Land - 5 parcels	Addison, TX	50%	$	47,694	$	23,847	Complete	In Process	In Process
Total			$	**47,694**	$	**23,847**			

| **Total** | | | $ | **80,957** | $ | **57,110** | | | |

UDR's Capitalized Interest

4Q 17
$ 521

(1) See Attachment 16 for definitions and other terms.

(2) <u>Pursuing Entitlements</u>: During this phase the Company is actively pursuing the necessary approvals for the rights to develop multifamily and/or mixed use communities.

<u>Design Development</u>: During this phase the Company is actively working to complete architectural and engineering documents in preparation for the commencement of construction of multifamily and/or mixed uses communities.

<u>Hold for Future Development</u>: Entitled and/or unentitled land sites that the Company holds for future development.

(3) Land is adjacent to UDR's Garrison Square community.



UDR, Inc.
Unconsolidated Joint Venture Summary
December 31, 2017
(Dollars in Thousands)
(Unaudited) [1]

Portfolio Characteristics

Joint Venture and Partnerships	Property Type	# of Comm. / Parcels	# of Homes [4]	Own. Interest	Physical Occupancy 4Q 17	Total Rev. per Occ. Home 4Q 17 [1]	Net Operating Income UDR's Share 4Q 17	Net Operating Income UDR's Share YTD 17	Net Operating Income Total YTD 17 [2]
UDR / MetLife									
Operating communities	Various	22	5,453	50%	96.2%	$ 2,152	$ 15,803	$ 63,785	$ 127,444
Non-Mature	Various	3	983	50%	95.6%	3,821	3,443	10,597	20,885
Development communities	Various	3	190	50%	88.2%	3,438	460	867	1,735
Land parcels		5	-	50%	-	-	(12)	(41)	(82)
UDR / KFH	High-rise	3	660	30%	97.0%	2,647	1,055	4,297	14,324
Total/Weighted Average		**36**	**7,286**		**95.7%**	**$ 3,043**	**$ 20,749**	**$ 79,505**	**$ 164,306**

Balance Sheet Characteristics and Returns

Joint Venture and Partnerships	Gross Book Value of JV Real Estate Assets [3]	Total Project Debt [3]	UDR's Equity Investment	Weighted Avg. Debt Interest Rate	Debt Maturities	Returns [5] ROIC	Returns [5] ROE
UDR / MetLife							
Operating communities	$ 2,279,713	$ 1,299,839	$ 326,755	4.33%	2019-2025		
Non-Mature	543,735	316,481	107,175	3.64%	2018-2027		
Development communities	262,550	96,820	79,818	4.09%	2018-2020		
Land parcels	47,694	-	38,574	N/A	N/A		
UDR / KFH	287,025	165,801	8,958	3.40%	2025-2026		
Total/Weighted Average	**$ 3,420,717**	**$ 1,878,941**	**$ 561,280**	**4.12%**		**5.9%**	**7.9%**

Same-Store Unconsolidated Joint Venture Growth

Joint Venture	Same-Store Joint Venture Communities [3]	4Q 17 vs. 4Q 16 Growth Revenue	4Q 17 vs. 4Q 16 Growth Expense	4Q 17 vs. 4Q 16 Growth NOI	4Q 17 vs. 3Q 17 Growth Revenue	4Q 17 vs. 3Q 17 Growth Expense	4Q 17 vs. 3Q 17 Growth NOI
UDR / MetLife	22	0.4%	2.3%	-0.4%	-0.7%	0.8%	-1.5%
UDR / KFH	3	0.7%	12.3%	-3.8%	-0.5%	1.6%	-1.5%
Total/Average	**25**	**0.5%**	**3.1%**	**-0.8%**	**-0.7%**	**0.8%**	**-1.5%**

	NOI		NOI
Same-Store JV Results at UDR's Ownership Interest	**-0.7%**		**-1.5%**

Joint Venture	Same-Store Joint Venture Communities [3]	YTD 17 vs. YTD 16 Growth Revenue	YTD 17 vs. YTD 16 Growth Expense	YTD 17 vs. YTD 16 Growth NOI
UDR / MetLife	21	0.9%	0.3%	1.2%
UDR / KFH	3	1.7%	5.4%	0.1%
Total/Average	**24**	**1.0%**	**0.7%**	**1.1%**

	NOI
Same-Store JV Results at UDR's Ownership Interest	**1.2%**

(1) See Attachment 16 for definitions and other terms.
(2) Represents NOI at 100% for the period ended December 31, 2017.
(3) Joint ventures and partnerships represented at 100%. Debt balances are presented net of deferred financing costs.
(4) Includes homes completed for the period ended December 31, 2017.
(5) Excludes non-stabilized developments and land.



Attachment 12(B)

UDR, Inc.
Developer Capital Program [2]
December 31, 2017
(Dollars in Thousands)
(Unaudited) [1]

West Coast Development JV [3]

Community	Location	Own. Interest	# of Homes	Compl. Homes	Going-in Valuation	UDR Initial Investment Cost	UDR Share of Debt [4]	Start	Schedule Compl.	Stabilization	Percentage Leased	Occupied
Projects Under Construction												
Parallel	Anaheim, CA	49%	386	-	$ 114,660	$ 26,529	$ 18,234	4Q14	1Q18	4Q18	22.0%	-
CityLine II	Seattle, WA	49%	155	-	58,250	15,484	7,929	3Q16	1Q18	4Q18	-	-
The Arbory [5]	Hillsboro, OR	49%	276	-	68,400	16,121	8,074	4Q16	3Q18	1Q19	-	-
Total			**817**	**-**	**$ 241,310**	**$ 58,134**	**$ 34,237**					
Completed Projects, Non-Stabilized												
N/A	N/A		-	-	$ -	$ -	$ -	N/A	N/A	N/A	-	-
Total			**-**	**-**	**$ -**	**$ -**	**$ -**					
Completed Projects, Stabilized												
OLiVE DTLA [6]	Los Angeles, CA	47%	293	293	$ 129,360	$ 33,698	$ 26,738	2Q14	4Q16	4Q17	94.9%	94.2%
Total			**293**	**293**	**$ 129,360**	**$ 33,698**	**$ 26,738**					
Total - West Coast Development JV			**1,110**	**293**	**$ 370,670**	**$ 91,832**	**$ 60,975**					

Economics For Projects Under Construction and Completed Projects, Non-Stabilized

	UDR's Equity Investment [7]	Preferred Return		4Q 2017 at UDR's Share			
				Preferred Return	Net Operating Income	Interest and Other Expense	Income from Preferred Equity Investment [8]
West Coast Development JV	$ 64,226	6.5%		$ 948	$ -	$ (75)	$ 873

Economics For Completed Projects, Stabilized

	UDR's Equity Investment [7]	Total Rev. per Occ. Home 4Q 2017 [1]		4Q 2017 at UDR's Share [3]			
				Preferred Return	Net Operating Income	Interest and Other Expense	Income from Preferred Equity Investment [8]
West Coast Development JV	$ 37,916	$ 2,430		$ 427	$ 624	$ (137)	$ 914
Total - West Coast Development JV				**$ 1,375**	**$ 624**	**$ (212)**	**$ 1,787**

Developer Capital Program - Other [12]

Community	Location	# of Homes	UDR Investment Commitment [11]	UDR Investment Balance [11]	Return Rate	Years to Maturity	Income from Investment 4Q 2017	Upside Participation	Investment Type
The Portals [9]	Washington, DC	373	$ 38,559	$ 26,535	11.0%	3.4	$ 493	-	Mezzanine Loan
1532 Harrison	San Francisco, CA	136	24,645	11,346	11.0%	4.5	283	-	Preferred Equity
1200 Broadway [10]	Nashville, TN	313	55,558	18,011	8.0%	4.8	305	Variable	Preferred Equity
Total - Developer Capital Program - Other		**822**	**$ 118,762**	**$ 55,892**	**9.6%**	**4.3**	**$ 1,081**		

Total Developer Capital Program - UDR Initial Investment Cost/UDR Investment Balance, Including Accrued Return $ 158,866

(1) See Attachment 16 for definitions and other terms.
(2) UDR's investment is reflected as investment in and advances to unconsolidated joint ventures on the Consolidated Balance Sheets and income/(loss) from unconsolidated entities on the Consolidated Statements of Operations in accordance with GAAP.
(3) On the West Coast Development JV communities, UDR receives a 6.5% preferred return on our equity investment cost until stabilization. Our partner assumes all economics until stabilization. Upon stabilization, economics will be shared between UDR and our partner. A community is considered stabilized when it reaches 80% occupancy for ninety consecutive days. UDR has the option to purchase each community at a fixed price one year after completion. In 4Q17, the West Coast Development JV sold Katella Grand I to an unaffiliated third-party. See Attachment 13 for additional details. UDR's economics for Completed Projects, Stabilized above includes $423 thousand of NOI and $104 thousand of interest and other expense related to Katella Grand I for the quarter.
(4) Debt balances are presented net of deferred financing costs.
(5) Formerly known as Amberglen.
(6) A small ownership interest in OLiVE DTLA is held by an additional co-investor.
(7) UDR's equity investment of $102.1 million is inclusive of outside basis, depreciation expense and our accrued preferred return, which differs from our investment cost of $91.8 million.
(8) Excludes depreciation expense.
(9) In May 2017, UDR entered into a new joint venture with an unaffiliated third-party, and the joint venture made a $71.0 million mezzanine loan commitment to a third-party developer of a 373 apartment home community.
(10) In September 2017, UDR entered into a new joint venture with an unaffiliated third-party. UDR earns an 8.0% return rate and receives a variable percentage of the value created from the project upon a capital or liquidating event.
(11) Investment commitment represents maximum loan principal or equity and therefore excludes accrued return. Investment balance includes amount funded plus accrued return prior to the period end.
(12) In 4Q17, Steele Creek was acquired 100% by UDR. See Attachment 13 for additional details.



Attachment 13

UDR, Inc.
Acquisitions, Dispositions and Developer Capital Program Investments Summary
December 31, 2017
(Dollars in Thousands)
(Unaudited) (1)

Date of Purchase	Community	Location	Prior Ownership Interest	Post Transaction Ownership Interest	Price (2)	Debt (2)	# of Homes	Price per Home
Acquisitions - Wholly-Owned								
Jan-17	CityLine (3)	Seattle, WA	49%	100%	$ 86,500	$ -	244	$ 355
Oct-17	Steele Creek (4)	Denver, CO	0%	100%	141,500	-	218	649
					$ 228,000	**$ -**	**462**	**$ 494**

Date of Investment	Community	Location	Prior Ownership Interest	Post Transaction Ownership Interest	Going-in Valuation	Debt (2)	# of Homes	Price per Home
Developer Capital Program - West Coast Development JV								
Mar-17	CityLine II	Seattle, WA	0%	49%	$ 58,250	$ 26,650 (5)	155	$ 376
Jun-17	The Arbory	Hillsboro, OR	0%	49%	68,400	35,500 (5)	276	248
					$ 126,650	**$ 62,150**	**431**	**$ 294**

Developer Capital Program - Other					UDR Investment Commitment	Return Rate	# of Homes	Years to Maturity
May-17	The Portals	Washington, DC	N/A	N/A	$ 38,559	11.0%	373	4.0
Jun-17	1532 Harrison	San Francisco, CA	N/A	N/A	24,645	11.0%	136	5.0
Sep-17	1200 Broadway	Nashville, TN	N/A	N/A	55,558	8.0%	313	5.0
					$ 118,762	**9.6%**	**822**	**4.7**

Date of Sale	Community	Location	Prior Ownership Interest	Post Transaction Ownership Interest	Price (2)	Debt (2)	# of Homes	Price per Home
Dispositions - Wholly-Owned								
Dec-17	2 operating communities (6)	Various	100%	0%	$ 69,000	$ -	218	$ 317
					$ 69,000	**$ -**	**218**	**$ 317**
Dispositions - Wholly-Owned Land								
Feb-17	Hanover Village (7)	Mechanicsville, VA	100%	0%	$ 3,500	$ -	-	$ -
					$ 3,500	**$ -**	**-**	**$ -**
Dispositions - Developer Capital Program - West Coast Development JV								
Aug-17	8th & Republican (8)	Seattle, WA	48%	0%	$ 101,250	$ 45,066	211	$ 480
Nov-17	Katella Grand I (9)	Anaheim, CA	49%	0%	148,000	64,981	399	371
					$ 249,250	**$ 110,047**	**610**	**$ 409**

(1) See Attachment 16 for definitions and other terms.
(2) Price represents 100% of assets. Debt represents 100% of the asset's indebtedness.
(3) UDR recorded a gain on consolidation of approximately $12.2 million during the twelve months ended December 31, 2017, which is included in income/(loss) from unconsolidated entities in Attachment 1. Total fair value is approximately $98.7 million.
(4) UDR recorded a gain on consolidation of approximately $14.8 million during the three months ended December 31, 2017, which is included in income/(loss) from unconsolidated entities in Attachment 1.
(5) Debt represents maximum debt of the joint venture at 100% upon completion of construction. See Attachment 12(B) for additional details.
(6) The disposition consisted of Vista Del Rey Apartment Homes located in Tustin, CA, and Villas at Carlsbad located in Carlsbad, CA. UDR recorded a gain on sale of approximately $41.3 million during the three months ended December 31, 2017, which is included in gain/(loss) on sale of real estate owned, net of tax in Attachment 1.
(7) UDR recorded a gain on sale of approximately $2.1 million during the twelve months ended December 31, 2017, which is included in gain/(loss) on sale of real estate owned, net of tax in Attachment 1.
(8) UDR recorded a gain on sale of approximately $2.4 million during the twelve months ended December 31, 2017, which is included in income/(loss) from unconsolidated entities in Attachment 1.
(9) UDR recorded a gain on sale of approximately $5.5 million during the three months ended December 31, 2017, which is included in income/(loss) from unconsolidated entities in Attachment 1.



Attachment 14

UDR, Inc.
Capital Expenditure and Repair and Maintenance Summary
December 31, 2017
(In thousands, except cost per home)
(Unaudited) [1]

Category (Capitalized)	Estimated Useful Life (yrs.)	Three Months Ended December 31, 2017	Cost per Home	Capex as a % of NOI	Twelve Months Ended December 31, 2017	Cost per Home	Capex as a % of NOI
Capital Expenditures for Consolidated Homes [2]							
Average number of homes [3]		39,672			39,692		
Recurring Cap Ex							
Asset preservation							
Building interiors	5 - 20	$ 6,294	$ 159		$ 17,789	$ 448	
Building exteriors	5 - 20	4,952	125		11,627	293	
Landscaping and grounds	10	2,045	52		5,713	144	
Total asset preservation		13,291	335		35,129	885	
Turnover related	5	2,621	66		10,905	275	
Total Recurring Cap Ex		**15,912**	**401**	**9%**	**46,034**	**1,160**	**7%**
Revenue Enhancing Cap Ex [4]							
Kitchen & Bath		2,158	54		14,501	365	
Revenue Enhancing		6,585	166		29,966	755	
Total Revenue Enhancing Cap Ex	5 - 20	**8,743**	**220**		**44,467**	**1,120**	
Total Recurring and Revenue Enhancing Cap Ex		$ **24,655**	$ **621**		$ **90,501**	$ **2,280**	
One-Time Infrastructure Cap Ex	5 - 35	$ **810**	$ **-**		$ **1,549**	$ **-**	

Category (Expensed)	Three Months Ended December 31, 2017	Cost per Home	Twelve Months Ended December 31, 2017	Cost per Home
Repair and Maintenance for Consolidated Homes				
Average number of homes [3]	39,672		39,692	
Contract services	$ **4,759**	$ **120**	$ **19,390**	$ **489**
Turnover related expenses	**1,160**	**29**	**4,494**	**113**
Other Repair and Maintenance				
Building interiors	2,018	51	7,096	179
Building exteriors	446	11	1,827	46
Landscaping and grounds	254	6	897	23
Total	$ **8,637**	$ **218**	$ **33,704**	$ **849**

(1) See Attachment 16 for definitions and other terms.

(2) Excludes redevelopment capital and initial capital expenditures on acquisitions.

(3) Average number of homes is calculated based on the number of homes outstanding at the end of each month.

(4) Revenue enhancing capital expenditures were incurred at specific apartment communities in conjunction with UDR's overall capital expenditure plan.



Attachment 15

UDR, Inc.
Full-Year 2018 Guidance
December 31, 2017
(Unaudited) [1]

Net Income, FFO, FFO as Adjusted and AFFO per Share and Unit Guidance	1Q 2018	Full-Year 2018
Income/(loss) per weighted average common share, diluted	$0.06 to $0.08	$0.26 to $0.30
FFO per common share and unit, diluted	$0.46 to $0.48	$1.91 to $1.95
FFO as Adjusted per common share and unit, diluted	$0.46 to $0.48	$1.91 to $1.95
Adjusted Funds from Operations ("AFFO") per common share and unit, diluted	$0.44 to $0.46	$1.76 to $1.80
Annualized dividend per share and unit		$1.29

Same-Store Guidance	Full-Year 2018
Revenue growth	2.50% - 3.50%
Expense growth	2.50% - 3.50%
NOI growth	2.50% - 3.50%
Physical occupancy	96.7% - 96.9%
Same-Store homes	38,277

Sources of Funds ($ in millions)	Full-Year 2018
AFFO in Excess of Dividends	$145 to $155
Debt/Equity Issuances, LOC Draw/Paydown and Sales Proceeds	$170 to $370
Construction Loan Proceeds	$25 to $35

Uses of Funds ($ in millions)	Full-Year 2018
Debt maturities inclusive of principal amortization (weighted average interest rate of 3.18%)[2]	$35
Development and redevelopment spending and land acquisitions	$200 to $300
Developer Capital Program	$60 to $70
Acquisitions	$0 to $125
Revenue enhancing capital expenditures inclusive of Kitchen and Bath	$40 to $45

Other Additions/(Deductions) ($ in millions except per home amounts)	Full-Year 2018
Consolidated interest expense, net of capitalized interest and adjustments for FFO as Adjusted	($132) to ($137)
Capitalized interest [3]	$9 to $13
General and administrative	($46) to ($50)
Tax (provision)/benefit for TRS	($1) to ($2)
Total joint venture FFO including fee income, net of adjustments for FFO as Adjusted	$61 to $71
Non-recurring items:	
Disposition related gains/(losses) and non-recurring fees included in FFO	N/A
Average stabilized homes	39,500
Recurring capital expenditures per home	$1,175

(1) See Attachment 16 for definitions and other terms.
(2) Excludes short-term maturities related to the Company's unsecured commercial paper program.
(3) Excludes capitalized interest on joint venture and partnership level debt, which is included in the guidance for "Total joint venture FFO including fee income, net of adjustments for FFO as Adjusted" above.



UDR, Inc.
Definitions and Reconciliations
December 31, 2017
(Unaudited)

Acquired Communities: The Company defines Acquired Communities as those communities acquired by the Company, other than development and redevelopment activity, that did not achieve stabilization as of the most recent quarter.

Adjusted Funds from Operations ("AFFO") attributable to common stockholders and unitholders: The Company defines AFFO as FFO as Adjusted attributable to common stockholders and unitholders less recurring capital expenditures on consolidated communities that are necessary to help preserve the value of and maintain functionality at our communities.

Management considers AFFO a useful supplemental performance metric for investors as it is more indicative of the Company's operational performance than FFO or FFO as Adjusted. AFFO is not intended to represent cash flow or liquidity for the period, and is only intended to provide an additional measure of our operating performance. The Company believes that net income/(loss) attributable to common stockholders is the most directly comparable GAAP financial measure to AFFO. Management believes that AFFO is a widely recognized measure of the operations of REITs, and presenting AFFO will enable investors to assess our performance in comparison to other REITs. However, other REITs may use different methodologies for calculating AFFO and, accordingly, our AFFO may not always be comparable to AFFO calculated by other REITs. AFFO should not be considered as an alternative to net income/(loss) (determined in accordance with GAAP) as an indication of financial performance, or as an alternative to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions. A reconciliation from net income/(loss) attributable to common stockholders to AFFO is provided on Attachment 2.

Development Communities: The Company defines Development Communities as those communities recently developed or under development by the Company, that are currently majority owned by the Company and have not achieved stabilization as of the most recent quarter.

Effective New Lease Rate Growth: The Company defines Effective New Lease Rate Growth as the increase in gross potential rent realized less concessions for the new lease term (current effective rent) versus prior resident effective rent for the prior lease term on new leases commenced during the current quarter.

Management considers Effective New Lease Rate Growth a useful metric for investors as it assesses market-level new demand trends.

Effective Renewal Lease Rate Growth: The Company defines Effective Renewal Lease Rate Growth as the increase in gross potential rent realized less concessions for the new lease term (current effective rent) versus prior effective rent for the prior lease term on renewed leases commenced during the current quarter.

Management considers Effective Renewal Lease Rate Growth a useful metric for investors as it assesses market-level, in-place demand trends.

Estimated Quarter of Completion: The Company defines Estimated Quarter of Completion of a development or redevelopment project as the date on which construction is expected to be completed, but it does not represent the date of stabilization.

Fixed Charge Coverage Ratio - adjusted for non-recurring items: The Company defines Fixed Charge Coverage Ratio - adjusted for non-recurring items as Interest Coverage Ratio - adjusted for non-recurring items divided by total consolidated interest, excluding the impact of costs associated with debt extinguishment, plus preferred dividends.

Management considers Fixed Charge Coverage Ratio - adjusted for non-recurring items a useful metric for investors as it provides ratings agencies, investors and lending partners with a widely-used measure of the Company's ability to service its debt obligations as well as compare leverage against that of its peer REITs. A reconciliation of the components that comprise Fixed Charge Coverage Ratio - adjusted for non-recurring items is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Funds from Operations as Adjusted attributable to common stockholders and unitholders: The Company defines FFO as Adjusted attributable to common stockholders and unitholders as FFO excluding the impact of acquisition-related costs and other non-comparable items including, but not limited to, prepayment costs/benefits associated with early debt retirement, gains or losses on sales of non-depreciable property and marketable securities, deferred tax valuation allowance increases and decreases, casualty-related expenses and recoveries, severance costs and legal costs.

Management believes that FFO as Adjusted is useful supplemental information regarding our operating performance as it provides a consistent comparison of our operating performance across time periods and allows investors to more easily compare our operating results with other REITs. FFO as Adjusted is not intended to represent cash flow or liquidity for the period, and is only intended to provide an additional measure of our operating performance. The Company believes that net income/(loss) attributable to common stockholders is the most directly comparable GAAP financial measure to FFO as Adjusted. However, other REITs may use different methodologies for calculating FFO as Adjusted or similar FFO measures and, accordingly, our FFO as Adjusted may not always be comparable to FFO as Adjusted or similar FFO measures calculated by other REITs. FFO as Adjusted should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of financial performance, or as an alternative to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity. A reconciliation from net income attributable to common stockholders to FFO as Adjusted is provided on Attachment 2.

Funds from Operations ("FFO") attributable to common stockholders and unitholders: The Company defines FFO attributable to common stockholders and unitholders as net income/(loss) attributable to common stockholders (computed in accordance with GAAP), excluding impairment write-downs of depreciable real estate or of investments in non-consolidated investees that are driven by measurable decreases in the fair value of depreciable real estate held by the investee, gains or losses from sales of depreciable property, plus real estate depreciation and amortization, and after adjustments for noncontrolling interests, unconsolidated partnerships and joint ventures. This definition conforms with the National Association of Real Estate Investment Trust's definition issued in April 2002. In the computation of diluted FFO, if OP Units, DownREIT Units, unvested restricted stock, unvested LTIP units, stock options, and the shares of Series E Cumulative Convertible Preferred Stock are dilutive, they are included in the diluted share count.

Management considers FFO a useful metric for investors as the Company uses FFO in evaluating property acquisitions and its operating performance and believes that FFO should be considered along with, but not as an alternative to, net income and cash flow as a measure of the Company's activities in accordance with GAAP. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of funds available to fund our cash needs. A reconciliation from net income/(loss) attributable to common stockholders to FFO is provided on Attachment 2.



UDR, Inc.
Definitions and Reconciliations
December 31, 2017
(Unaudited)

Held For Disposition Communities: The Company defines Held for Disposition Communities as those communities that were held for sale as of the end of the most recent quarter.

Interest Coverage Ratio - adjusted for non-recurring items: The Company defines Interest Coverage Ratio - adjusted for non-recurring items as net income/(loss), excluding the impact of consolidated interest expense, real estate depreciation and amortization of wholly-owned and joint venture communities, other depreciation and amortization, income tax provision/(benefit), net and the impact of other non-recurring items including, but not limited to, net gain/(loss) on the sale of real estate owned and casualty-related expenses and recoveries of wholly-owned and joint venture communities divided by total consolidated interest, excluding the impact of costs associated with debt extinguishment.

Management considers Interest Coverage Ratio - adjusted for non-recurring items a useful metric for investors as it provides ratings agencies, investors and lending partners with a widely-used measure of the Company's ability to service its debt obligations as well as compare leverage against that of its peer REITs. A reconciliation of the components that comprise Interest Coverage Ratio - adjusted for non-recurring items is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Joint Venture Reconciliation at UDR's weighted average ownership interest:

In thousands	4Q 2017	YTD 2017
Income/(loss) from unconsolidated entities	$ 19,666	$ 31,257
Management fee	1,206	4,654
Interest expense	9,446	37,933
Depreciation	14,128	57,102
General and administrative	139	563
West Coast Development JV Preferred Return - Attachment 12(B)	(1,375)	(5,932)
Developer Capital Program - Other	(1,081)	(6,370)
Other (income)/expense (includes 717 Olympic casualty (gain)/expense)	94	(311)
(Gain)/loss on sales	(20,850)	(35,363)
Total Joint Venture NOI at UDR's Ownership Interest	$ 21,373	$ 83,533

JV Return on Equity ("ROE"): The Company defines JV ROE as its share of property NOI plus property and asset management fee revenue less interest expense, annualized, divided by the average of beginning and ending equity capital for the quarter.

Management considers JV ROE a useful metric for investors as it provides a widely used measure of how well the Company is investing its capital on a leveraged basis.

JV Return on Invested Capital ("ROIC"): The Company defines JV ROIC as its share of property NOI plus property and asset management fee revenue, annualized, divided by the average of beginning and ending invested capital for the quarter.

Management considers JV ROIC a useful metric for investors as it provides a widely used measure of how well the Company is investing its capital on an unleveraged basis.

Net Debt-to-EBITDA - adjusted for non-recurring items: The Company defines Net Debt-to-EBITDA - adjusted for non-recurring items as total consolidated debt net of cash and cash equivalents divided by EBITDA - adjusted for non-recurring items. EBITDA is defined as net income/(loss), excluding the impact of consolidated interest expense, real estate depreciation and amortization of wholly owned and joint venture communities, other depreciation and amortization and income tax provision/(benefit), net. EBITDA - adjusted for non-recurring items is defined as EBITDA excluding the impact of other non-recurring items including, but not limited to, net gain/(loss) on the sale of real estate owned and casualty-related expenses and recoveries of wholly owned and joint venture communities.

Management considers Net Debt-to-EBITDA - adjusted for non-recurring items a useful metric for investors as it provides ratings agencies, investors and lending partners with a widely-used measure of the Company's ability to service its debt obligations as well as compare leverage against that of its peer REITs. A reconciliation between net income/(loss) and EBITDA - adjusted for non-recurring items is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Net Operating Income ("NOI"): The Company defines NOI as rental income less direct property rental expenses. Rental income represents gross market rent and other revenues less adjustments for concessions, vacancy loss and bad debt. Rental expenses include real estate taxes, insurance, personnel, utilities, repairs and maintenance, administrative and marketing. Excluded from NOI is property management expense which is calculated as 2.75% of property revenue to cover the regional supervision and accounting costs related to consolidated property operations, and land rent.

Management considers NOI a useful metric for investors as it is a more meaningful representation of a community's continuing operating performance than net income as it is prior to corporate-level expense allocations, general and administrative costs, capital structure and depreciation and amortization and is a widely used input, along with capitalization rates, in the determination of real estate valuations. A reconciliation from net income attributable to UDR, Inc. to NOI is provided below.

In thousands	4Q 2017	3Q 2017	2Q 2017	1Q 2017	4Q 2016
Net income/(loss) attributable to UDR, Inc.	$ 69,280	$ 16,190	$ 10,157	$ 25,967	$ 237,617
Property management	6,878	6,827	6,728	6,635	6,603
Other operating expenses	3,050	1,950	2,369	1,691	2,369
Real estate depreciation and amortization	109,401	107,171	108,450	105,032	102,537
Interest expense	34,211	30,095	33,866	30,539	29,295
Casualty-related charges/(recoveries), net	586	2,056	1,191	502	(1,102)
General and administrative	11,590	12,467	11,434	13,075	13,256
Tax (benefit)/provision, net	(1,065)	127	366	332	(3,063)
(Income)/loss from unconsolidated entities	(19,666)	(1,819)	1,426	(11,198)	(35,945)
Interest income and other (income)/expense, net	(548)	(481)	(515)	(427)	(481)
Joint venture management and other fees	(2,764)	(2,827)	(3,321)	(2,570)	(2,927)
Other depreciation and amortization	1,648	1,585	1,567	1,608	1,458
(Gain)/loss on sale of real estate owned, net of tax	(41,272)	-	-	(2,132)	(200,466)
Net income/(loss) attributable to noncontrolling interests	6,347	1,380	905	2,429	22,129
Total consolidated NOI	$ 177,676	$ 174,721	$ 174,623	$ 171,483	$ 171,280


UDR, Inc.
Definitions and Reconciliations
December 31, 2017
(Unaudited)

Non-Mature Communities: The Company defines Non-Mature Communities as those communities that have not met the criteria to be included in same-store communities.

Non-Residential / Other: The Company defines Non-Residential / Other as non-apartment components of mixed-use properties, land held, properties being prepared for redevelopment and properties where a material change in home count has occurred.

Physical Occupancy: The Company defines Physical Occupancy as the number of occupied homes divided by the total homes available at a community.

QTD Same-Store Communities: The Company defines QTD Same-Store Communities as those communities Stabilized for five full consecutive quarters. These communities were owned and had stabilized operating expenses as of the beginning of the quarter in the prior year, were not in process of any substantial redevelopment activities, and not held for disposition.

Recurring Capital Expenditures: The Company defines Recurring Capital Expenditures as expenditures that are necessary to help preserve the value of and maintain functionality at its communities.

Redevelopment Communities: The Company generally defines Redevelopment Communities as those communities where substantial redevelopment is in progress that is expected to have a material impact on the community's operations, including occupancy levels and future rental rates.

Redevelopment Projected Weighted Average Return on Incremental Capital Invested: The projected weighted average return on incremental capital invested for redevelopment projects is NOI as set forth in the definition of Stabilization Period for Redevelopment Yield, less Recurring Capital Expenditures, minus the project's annualized NOI prior to commencing the redevelopment, less Recurring Capital Expenditures, divided by the total cost of the project.

Return on Equity ("ROE"): The Company defines ROE as a referenced quarter's NOI less interest expense, annualized, divided by the average of beginning and ending equity capital for the quarter.

Management considers ROE a useful metric for investors as it provides a widely used measure of how well the Company is investing its capital on a leveraged basis.

Return on Invested Capital ("ROIC"): The Company defines ROIC as a referenced quarter's NOI, annualized, divided by the average of beginning and ending invested capital for the quarter.

Management considers ROIC a useful metric for investors as it provides a widely used measure of how well the Company is investing its capital on an unleveraged basis.

Revenue Enhancing Capital Expenditures ("Cap Ex"): The Company defines Revenue Enhancing Capital Expenditures as expenditures that result in increased income generation over time.

Management considers Revenue Enhancing Capital Expenditures a useful metric for investors as it quantifies the amount of capital expenditures that are expected to grow, not just maintain, revenues.

Sold Communities: The Company defines Sold Communities as those communities that were disposed of prior to the end of the most recent quarter.

Stabilization/Stabilized: The Company defines Stabilization/Stabilized as when a community's occupancy reaches 90% or above for at least three consecutive months.

Stabilized, Non-Mature Communities: The Company defines Stabilized, Non-Mature Communities as those communities that have reached Stabilization but are not yet in the same-store portfolio.

Stabilization Period for Development Yield: The Company defines the Stabilization Period for Development Yield as the forward twelve month NOI, excluding any remaining lease-up concessions outstanding, commencing one year following the delivery of the final home of the project.

Stabilization Period for Redevelopment Yield: The Company defines the stabilization period for a redevelopment property yield for purposes of computing the Redevelopment Projected Weighted Average Return on Incremental Capital Invested, as the forward twelve month NOI, excluding any remaining lease-up concessions outstanding, commencing one year following the delivery of the final home of a project.

Stabilized Yield on Developments: The Company calculates expected stabilized yields on development as follows, projected stabilized NOI less management fees divided by budgeted construction costs on a project-specific basis. Projected stabilized NOI for development projects, calculated in accordance with the NOI reconciliation provided on Attachment 16(B), is set forth in the definition of Stabilization Period for Development Yield. Given the differing completion dates and years for which NOI is being projected for these communities as well as the complexities associated with estimating other expenses upon completion such as corporate overhead allocation, general and administrative costs and capital structure, a reconciliation to GAAP measures is not meaningful. Projected NOI for these projects is neither provided, nor is representative of Management's expectations for the Company's overall financial performance or cash flow growth and there can be no assurances that forecast NOI growth implied in the estimated construction yield of any project will be achieved.

Management considers estimated Stabilized Yield on Development as a useful metric for investors as it helps provide context to the expected effects that development projects will have on the Company's future performance once stabilized.

Total Revenue per Occupied Home: The Company defines Total Revenue per Occupied Home as rental and other revenues, calculated in accordance with GAAP, divided by the product of occupancy and the number of apartment homes.

Management considers Total Revenue per Occupied Home a useful metric for investors as it serves as a proxy for portfolio quality, both geographic and physical.

TRS: The Company's taxable REIT subsidiary ("TRS") focuses on development, land entitlement and short-term hold investments. TRS gains on sales, net of taxes, is defined as net sales proceeds less a tax provision and the gross investment basis of the asset before accumulated depreciation.

YTD Same-Store Communities: The Company defines YTD Same-Store Communities as those communities Stabilized for two full consecutive calendar years. These communities were owned and had stabilized operating expenses as of the beginning of the prior year, were not in process of any substantial redevelopment activities, and not held for disposition.



Attachment 16(D)

UDR, Inc.
Definitions and Reconciliations
December 31, 2017
(Unaudited)

All guidance is based on current expectations of future economic conditions and the judgment of the Company's management team. The following reconciles from GAAP Net income/(loss) per share for full year 2018 and first quarter of 2018 to forecasted FFO, FFO as Adjusted and AFFO per share and unit:

	Full-Year 2018			
	Low		High	
Forecasted net income per diluted share	$	0.26	$	0.30
Conversion from GAAP share count		(0.02)		(0.02)
Depreciation		1.64		1.64
Noncontrolling interests		0.02		0.02
Preferred dividends		0.01		0.01
Forecasted FFO per diluted share and unit	$	**1.91**	$	**1.95**
Disposition-related FFO		-		-
Cost associated with debt extinguishment		-		-
Casualty-related charges/(recoveries)		-		-
Forecasted FFO as Adjusted per diluted share and unit	$	**1.91**	$	**1.95**
Recurring capital expenditures		(0.15)		(0.15)
Forecasted AFFO per diluted share and unit	$	**1.76**	$	**1.80**

	1Q 2018			
	Low		High	
Forecasted net income per diluted share	$	0.06	$	0.08
Conversion from GAAP share count		(0.01)		(0.01)
Depreciation		0.41		0.41
Noncontrolling interests		-		-
Preferred dividends		-		-
Forecasted FFO per diluted share and unit	$	**0.46**	$	**0.48**
Disposition-related FFO		-		-
Cost associated with debt extinguishment		-		-
Casualty-related charges/(recoveries)		-		-
Forecasted FFO as Adjusted per diluted share and unit	$	**0.46**	$	**0.48**
Recurring capital expenditures		(0.02)		(0.02)
Forecasted AFFO per diluted share and unit	$	**0.44**	$	**0.46**

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